Exhibit 99.1

BEFORE THE PUBLIC SERVICE COMMISSION

OF THE STATE OF MISSOURI

In the Matter of the Petition of The Empire	)
District Electric Company d/b/a Liberty to	)
Obtain a Financing Order that Authorizes	)	File No. EO-2022-0040
the Issuance of Securitized Utility Tariff	)
Bonds for Qualified Extraordinary Costs	)

In the Matter of the Petition of The Empire	)
District Electric Company d/b/a Liberty to	)
Obtain a Financing Order that Authorizes	)	File No. EO-2022-0193
the Issuance of Securitized Utility Tariff	)
Bonds for Energy Transition Costs Related	)
to the Asbury Plant	)

AMENDED REPORT AND ORDER

Issue Date: September 22, 2022

Effective Date: October 2, 2022

TABLE OF CONTENTS

COUNSEL	6

PROCEDURAL HISTORY	7

DESCRIPTION OF SECURITIZATION	8

SEPARATE FINANCING ORDERS?	11

CONTESTED ISSUES	12

1)	WHAT AMOUNTS SHOULD THE COMMISSION AUTHORIZE LIBERTY TO FINANCE USING SECURITIZED UTILITY TARIFF BONDS?	12

A)	WHAT AMOUNTS OF QUALIFIED EXTRAODINARY COSTS SHOULD THE COMMISSION AUTHORIZE LIBERTY TO FINANCE FOR WINTER STORM URI?	13

B)	WHAT AMOUNTS OF ENERGY TRANSITION COSTS SHOULD THE COMMISSION AUTHORIZE LIBERTY TO FINANCE FOR ASBURY?	15

2)	WINTER STORM URI	17

A)	WHAT AMOUNT OF COSTS, IF ANY, THAT LIBERTY IS SEEKING TO SECURITIZE WOULD LIBERTY RECOVER THROUGH CUSTOMARY RATEMAKING?	17

B)	WHAT IS THE APPROPRIATE METHOD OF CUSTOMARY RATEMAKING ABSENT SECURITIZATION	17

C)	UNDER RSMO 393.1700.2(2)(E), WHAT IS THE “CUSTOMARY METHOD OF FINANCING”? WHAT ARE THE COSTS THAT WOULD RESULT “FROM THE APPLICATION OF THE CUSTOMARY METHOD OF FINANCING AND REFLECTING THE QUALIFIED EXTRAORDINARY COSTS IN RETAIL CUSTOMER RATES”?	17

D)	SHOULD LIBERTY’S RECOVERY INCLUDE MORE THAN 95% OF FUEL AND PURCHASED POWER COSTS?	17

E)	SHOULD LIBERTY’S RECOVERY REFLECT AN OFFSET BASED ON HIGHER THAN NORMAL CUSTOMER REVENUES RECEIVED BY LIBERTY DURING WINTER STORM URI?	22

F)	SHOULD LIBERTY’S RECOVERY REFLECT AN OFFSET BASED ON REVENUES THAT LIBERTY’S RIVERTON 11 UNIT SHOULD HAVE GENERATED DURING WINTER STORM URI, AND IF SO, HOW MUCH?	24

G)	SHOULD LIBERTY’S RECOVERY REFLECT A DISALLOWANCE BASED ON LIBERTY’S RESOURCE PLANNING?	31

H)	SHOULD LIBERTY’S RECOVERY REFLECT A DISALLOWANCE FOR INCOME TAX DEDUCTIONS FOR WINTER STORM URI COSTS?	33

I)	WHAT ARE THE APPROPRIATE CARRYING COSTS FOR WINTER STORM URI?	35

J)	WHAT IS THE APPROPRIATE DISCOUNT RATE TO USE IN CALCULATING THE NET PRESENT VALUE OF WINTER STORM URI COSTS THAT WOULD BE RECOVERED THROUGH CUSTOMARY RATEMAKING?	37

3)	ASBURY	38

A)	HOW MUCH OF THE AMOUNTS, IF ANY, THAT LIBERTY IS SEEKING TO SECURITIZE FOR ASBURY WOULD LIBERTY RECOVER THROUGH TRADITIONAL RATEMAKING?	38

B)	WHAT IS THE APPROPRIATE METHOD OF CUSTOMARY RATEMAKING ABSENT SECURITIZATION?	39

C)	UNDER RSMO 393.1700.2(1)(F), WHAT IS THE “TRADITIONAL METHOD OF FINANCING”? WHAT ARE THE COSTS THAT WOULD RESULT “FROM THE APPLICATION OF THE TRADITIONAL METHOD OF FINANCING AND RECOVERING THE UNDEPRECIATED INVESTMENT OF FACILITIES THAT MAY BECOME SECURITIZED UTILITY TARIFF COSTS FROM CUSTOMERS?	39

D)	WHAT IS THE NET BOOK VALUE OF THE RETIRED ASBURY PLANT	40

E)	WAS IT REASONABLE AND PRUDENT FOR LIBERTY TO RETIRE ASBURY?	42

F)	WHAT IS THE VALUE OF THE ASBURY ENVIRONMENTAL REGULATORY ASSETS?	49

G)	WHAT IS THE VALUE OF THE ASBURY FUEL INVENTORIES?	50

Q)	SHOULD LIBERTY’S RECOVERY INCLUDE BASEMAT COAL AT ASBURY?	50

H)	WHAT ARE THE VALUES OF THE ACCUMULATED DEFERRED INCOME TAX (ADIT) AND EXCESS ADIT?	52

I)	WHAT IS THE VALUE OF THE ASBURY AAO REGULATORY LIABILITY?	55

J)	WHAT ARE THE LIKELY ASBURY DECOMMISSIONING COSTS?	56

K)	WHAT ARE THE LIKELY ASBURY RETIREMENT OBLIGATIONS?	59

L)	WHAT IS THE APPROPRIATE AMOUNT FOR CASH WORKING CAPITAL?	60

M)	SHOULD LIBERTY’S RECOVERY REFLECT A DISALLOWANCE OF THE REMAINING COST OF THE AIR QUALITY CONTROL SYSTEM (ACQS), AND IF SO, HOW MUCH?	61

N)	SHOULD LIBERTY’S RECOVERY REFLECT A DISALLOWANCE FOR INCOME TAX DEDUCTIONS FOR ASBURY ABANDONMENT?	63

O)	SHOULD LIBERTY’S RECOVERY REFLECT A DISALLOWANCE FOR LABOR AT ASBURY?	65

P)	SHOULD LIBERTY’S RECOVERY INCLUDE AMOUNTS FOR ABANDONED ENVIRONMENTAL CAPITAL PROJECTS?	66

R)	SHOULD LIBERTY’S RECOVERY INCLUDE NON-LABOR ASBURY RETIREMENT COSTS?	68

S)	WHAT IS THE AMOUNT OF DEPRECIATION EXPENSE	69

T)	WHAT ARE THE APPROPRIATE CARRYING COSTS FOR ASBURY?	70

U)	WHAT IS THE APPROPRIATE RATE(S) OF RETURN THAT SHOULD BE USED TO CALCULATE THE AMOUNT OF RECOVERY?	70

V)	WHAT IS THE APPROPRIATE DISCOUNT RATE TO USE TO CALCULATE THE NET PRESENT VALUE OF ASBURY COSTS THAT WOULD BE RECOVERED THROUGH TRADITIONAL RATEMAKING?	72

4)	WHAT ARE THE ESTIMATED UPFRONT AND ONGOING FINANCING COSTS ASSOCIATED WITH SECURITIZING QUALIFIED EXTRAORDINARY COSTS ASSOCIATED WITH WINTER STORM URI AND THE ENERGY TRANSITION COSTS ASSOCIATED WITH ASBURY?	74

5)	WOULD ISSUANCE OF SECURITIZED UTILITY TARIFF BONDS AND IMPOSITION OF SECURITIZED UTILITY TARIFF CHARGES PROVIDE QUANTIFIABLE NET PRESENT VALUE BENEFITS TO CUSTOMERS AS COMPARED TO RECOVERY OF THE SECURITIZED UTILITY TARIFF COSTS THAT WOULD BE INCURRED ABSENT THE ISSUANCE OF BONDS?	77

A)	WHAT IS THE APPROPRIATE DISCOUNT RATE TO USE TO CALCULATE NET PRESENT VALUE OF SECURITIZED UTILITY TARIFF COSTS THAT WOULD BE RECOVERED FOR WINTER STORM URI AND ASBURY THROUGH SECURITIZATION?	78

6)	REGARDING ANY DESIGNATED STAFF REPRESENTATIVES WHO MAY BE ADVISED BY A FINANCIAL ADVISOR OR ADVISORS, WHAT PROVISION OR PROCEDURES SHOULD THE COMMISSION ORDER TO IMPLEMENT THE REQUIREMENTS OF SECTION 393.1700.2(3)(H)?	79

7)	WHAT OTHER CONDITIONS, IF ANY, ARE APPROPRIATE AND NOT INCONSISTENT WITH SECTION 393.1700 RSMO SUPP. 2021, TO BE INCLUDED IN THE FINANCING ORDER?	79

8)	HOW SHOULD SECURITIZED UTILITY TARIFF CHARGES BE INITIALLY ALLOCATED AMONG RETAIL CUSTOMER CLASSES?	86

NON-CONTESTED ISSUES	90

ORDERED PARAGRAPHS	121

COUNSEL

THE EMPIRE DISTRICT ELECTRIC COMPANY D/B/A LIBERTY:

Sarah B. Knowlton, General Counsel, Liberty Utilities, 116 North Main Street, Concord, New Hampshire 03301

Diana C. Carter, The Empire District Electric Company d/b/a Liberty, 428 E. Capitol Ave., Suite 303, Jefferson City, Missouri 65101.

Dean L. Cooper, BRYDON, SWEARENGEN & ENGLAND P.C., 312 E. Capitol Ave., P.O. Box 456, Jefferson City, Missouri 65102

STAFF OF THE MISSOURI PUBLIC SERVICE COMMISSION:

Curtis Stokes, Chief Deputy Counsel, Post Office Box 360, Governor Office Building, 200 Madison Street, Jefferson City, Missouri 65102.

OFFICE OF THE PUBLIC COUNSEL:

Nathan Williams, Chief Deputy Public Counsel, Post Office Box 2230, Jefferson City, Missouri 65102.

MIDWEST ENERGY CONSUMERS GROUP:

Tim Opitz, Opitz Law Firm, LLC, 308 E. High St., Suite B101, Jefferson City, Missouri 65101.

RENEW MISSOURI ADVOCATES D/B/A RENEW MISSOURI:

Alissa Greenwald, P.O. Box 413071. Kansas City, Missouri 64141

CHIEF REGULATORY LAW JUDGE: Morris L. Woodruff

FINANCING ORDER

Procedural History

On January 19, 2022,1 The Empire District Electric Company d/b/a Liberty (Liberty) filed a verified petition for financing order seeking authority to issue securitized utility tariff bonds regarding the extraordinary costs incurred by Liberty during the anomalous weather event of February 2021 commonly known as Winter Storm Uri. That petition was assigned Commission File No. EO-2022-0040.

Similarly, on March 21, Liberty filed a verified petition for financing order seeking authority to issue securitized utility tariff bonds to recover energy transition costs associated with retirement of Liberty’s Asbury coal-fired generating plant. That petition was assigned Commission File No. EO-2022-0193.

Liberty filed a motion on April 18, asking the Commission to consolidate the two cases for all purposes. The Commission responded on April 27 with an order consolidating the two cases for purposes of the hearing and procedural schedule, but reserving the question of whether to issue one financing order for both cases, or to issue a separate financing order for each case.

The Midwest Energy Consumers’ Group (MECG) was allowed to intervene in both cases. Renew Missouri Advocates d/b/a Renew Missouri (Renew Missouri) was allowed to intervene in EO-2022-0193, but did not apply to intervene in EO-2022-0040.

The parties prefiled direct, rebuttal, and surrebuttal testimony. An evidentiary hearing was held on June 13 through June 16. The parties filed post-hearing briefs on July 13, and reply briefs on July 20.2

[1]	At dates refer to 2022, unless otherwise indicated.
[2]	The case is considered submitted as of the date of the final brief. 20 CSR 4240-2.150(1).

The Commission issued its Report and Order on August 18, 2022, to be effective on August 28, 2022. Liberty, Public Counsel, and Evergy Metro,Inc. d/b/a Evergy Missouri Metro and Evergy Missouri West, Inc. d/b/a Evergy Missouri West (collectively Evergy) filed timely applications for rehearing. In addition, Union Electric Company d/b/a Ameren Missouri filed an amicus curiae brief advocating for a correction in the order. Staff responded to Liberty, Evergy, and Ameren Missouri, and Liberty responded to Public Counsel on September 8, 2022.

After reviewing the filings of the parties, the Commission has decided that one aspect of its Report and Order must be amended. The calculated total of Liberty’s energy transition costs related to the retirement of its Asbury electrical generating plant is described in the decision section of issue 1 B of the August 18 order as $81,241,471. The correct total, based on the decisions embodied in the order, is $82,921,331. That figure is corrected in this order. That is the only substantive change being made in this order.

This Amended Report and Order will be effective in ten days. If anyone believes that rehearing, reconsideration, or clarification is needed, they must file a new or renewed application for rehearing, reconsideration, or clarification before the effective date of this order.

Description of Securitization

Findings of Fact

1. Securitization is a financing technique in which certain assets are legally isolated within a special purpose entity. Investors then purchase securities that represent either debt or equity interest in the special purpose entity.3

3 Niehaus Direct, Ex. 18, Page 2, Lines 17-20.

2.             The special purpose entity will issue bonds backed primarily by a statutory and regulatory right to receive a charge to be paid by a utility’s customers. The securitized bonds are non-recourse to and bankruptcy remote from any operating company, in this case, Liberty.4

3.            Securitization is a process authorized for the first time in Missouri by the legislature in the 2021 general legislative session.5

4.            As authorized by the securitization statute, Liberty seeks authority from the Commission to create one or more wholly-owned special purpose entities, which will be incorporated as Delaware limited-liability companies with Liberty as the sole member. The special purpose entity, or entities, will serve as the issuer of the bonds. Liberty will then create and sell the right to impose, bill, and receive Securitized Utility Tariff Charges to the special purpose entities as issuer of the bonds. The special purpose entities will pay Liberty for the right to impose, bill, and receive the Securitized Utility Tariff Charges by issuing bonds, thereby acquiring all of Liberty’s right, title, and interest to collect the Securitized Utility Tariff Charges from Liberty’s ratepayers.6

5.            The goal of securitization is to structure the securities in a way that will allow them to achieve the highest bond rating possible. That will allow the issuer to set the price for those bonds at the lowest interest rate possible, thus saving ratepayers money compared to the amount they would have to pay if a traditional method of financing, at a higher interest rate, were used.7

[4]	Niehaus Direct, Ex. 18, Page 3, Lines 2-3.
[5]	HB 734, Section 393.1700, RSMo, effective August 28, 2021.
[6]	Niehaus Direct, Ex. 18, Page 8, Lines 12-20.
[7]	DeCourcey Direct, Ex. 5, Page 6, Lines 7-13.

Conclusions of Law

A.           Liberty is an electric corporation as defined in Section 386.020(15), RSMo 2016.

B.           Section 393.1700.2(1) allows an electrical corporation, which includes Liberty, to petition the Commission for a financing order to allow for issuance of “securitized utility tariff bonds” to finance “energy transition costs.”

C.           “Energy transition costs” are defined by Section 393.1700.1(7) as including all of the following:

(a)   Pretax costs with respect to a retired or abandoned or to be retired or abandoned electric generating facility that is the subject of a petition for a financing order filed under this section where such early retirement or abandonment is deemed reasonable and prudent by the commission through a final order issued by the commission, include, but are not limited to, the undepreciated investment in the retired or abandoned or to be retired or abandoned electric generating facility and any facilities ancillary thereto or used in conjunction therewith, costs of decommissioning and restoring the site of the electric generating facility, other applicable capital and operating costs, accrued carrying charges, and deferred expenses, with the foregoing to be reduced by applicable tax benefits of accumulated and excess deferred income taxes, insurance, scrap and salvage proceeds, and may include the cost of retiring any existing indebtedness, fees, costs, and expenses to modify existing debt agreements or for waivers or consents related to existing debt agreements;

(b) Pretax costs that an electrical corporation has previously incurred related to the retirement or abandonment of such an electrical generating facility occurring before August 28, 2021;

D.           Liberty sought to securitize “energy transition costs” associated with the retirement of its Asbury coal-fired electric generating plant in its petition in File No. EO-2022-0193.

E.           Section 393.1700.2(2) allows an electrical corporation, which includes Liberty, to petition the Commission for a financing order to allow for issuance of “securitized utility tariff bonds” to finance “qualified extraordinary costs.”

F.           “Qualified extraordinary costs” are defined Section 393.1700.1(13) as:

Costs incurred prudently before, on, or after August 28, 2021, of an extraordinary nature which would case extreme customer rate impacts if reflected in retail customer rates recovered through customary ratemaking, such as but not limited to purchases of fuel or power, inclusive of carrying charges, during anomalous weather events;

G.           Liberty sought to securitize “qualified extraordinary costs” associated with the anomalous weather event of February 2021, known as Winter Storm Uri, in its petition in File No. EO-2022-0040.

Should the Commission issue separate financing orders for Liberty’s petition for securitization of energy transition costs and its petition for securitization of qualified extraordinary costs? Or should it issue a combined financing order for the two petitions?

This issue was not identified by the parties. Rather it was raised by the Commission in deciding that the two petitions filed by Liberty would not be consolidated for all purposes.

Findings of Fact

6.            Larger utility securitization issuances tend to benefit from improved investor marketability and secondary liquidity, which can support lower pricing of the issuance, resulting in lower costs for ratepayers.8

7.            In addition, there are a number of transaction costs associated with the issuance of the securities that are fixed costs that do not vary with the amount being securitized. Issuing a single bond issue in a combined transaction would avoid duplication of those fixed costs.9 Avoiding the duplication of those fixed transaction costs could save over $1 million in transaction costs.10

8 Davis Rebuttal, Ex. 107, Page 9, Lines 20-21. See also, Ex. 24 and Transcript, Vol. 7, Page 530, Lines 12-18.

9 Transcript, Vol. 7, Page 530, Lines 5-12., See also, Ex. 24 and Davis Rebuttal, Ex. 107, Pages 9-10, Lines 22-23, 1-2.

10 Transcript, Vol. 7, Page 545, Lines 3-7. See also, Ex. 24.

Conclusions of Law

There are no additional conclusions of law for this issue.

Decision

Given the likelihood of increased costs that would result from separate securitizations, the Commission will issue a single financing order regarding both energy transition costs and qualified extraordinary costs.

The Issues

The securitization statute11 mandates that the Commission’s order regarding the petitions for securitization authority include certain findings and other provisions. This order will meet all requirements of the statute. Not all of those requirements are contested. The order will first address the issues contested by the parties and then will address the additional statutory requirements that were not contested.

1) What amounts should the Commission authorize Liberty to finance using securitized utility tariff bonds?

Findings of Fact

This issue is simply a summation of all other issues identified in this order. As such there are no additional findings of fact applicable to this issue.

[11]	Section 393.1700, RSMo 2016

Conclusions of Law

H.        Section 393.1700.2(3)k RSMo requires this securitization order to include:

“[a] statement specifying a future ratemaking process to reconcile any differences between the actual securitized utility tariff costs financed by securitized utility tariff bonds and the final securitized utility tariff costs incurred by the electrical corporation or assignee provided that any such reconciliation shall not affect the amount of securitized utility tariff bonds or the associated securitized utility tariff charges paid by customers.

Decision

This amount is the sum of the amounts of qualified extraordinary costs determined in issue 1A and the amount of energy transition costs determined in issue 1B, plus the amount of upfront financing costs determined in issue 4. That total is $290,382,903.

A)        What amounts of qualified extraordinary costs should the Commission authorize Liberty to finance for Winter Storm Uri?

Findings of Fact

8.         Between February 13 and 20, 2021, three severe winter storms struck portions of the United States. That winter weather event has been termed Winter Storm Uri. Much of the Midwest, including Liberty’s service area, experienced unseasonably cold temperatures, resulting in rolling electrical blackouts and extreme natural gas price spikes.12

9.         During the peak price period of February 16 and 17, the price of natural gas escalated because of high demand and limited availability of natural gas due to production problems resulting from the extreme cold. Similarly, power prices for electricity with the Southwest Power Pool (SPP) also surged during Winter Storm Uri. SPP on-peak day ahead locational marginal prices for February 15 through 19 averaged 11,280 percent higher than the five-year average for the period, hitting $3,821.05 per megawatt hour for February 18 delivery.13

12 Olsen Direct, Ex. 9, Schedule JO-3, Page 6.

13 Olsen Direct, Ex. 9, Schedule JO-3, Page 15.

10.       During Winter Storm Uri, Liberty experienced natural gas pressure limitations that affected production at its natural gas-powered electrical production units.14

11.       Liberty incurred approximately $193 million in extraordinary fuel costs for service to Missouri customers arising from Winter Storm Uri.15 Liberty seeks to recover those extraordinary fuel costs as “Qualified Extraordinary Costs” under the securitization statute.

12.       Recovery of those fuel costs under the six-month recovery period established in Liberty’s Fuel Adjustment Clause would create extreme customer rate impacts.16

13.       In total, Liberty seeks authority to securitize $221,645,532 for costs related to Winter Storm Uri. This amount includes approximately $193,402,000 for fuel costs, $24,169,000 for Carrying Costs, $419,000 for Deferred Legal Costs, and $3,655,000 for Upfront Costs.17

Conclusions of Law

I.          Section 393.1700.1(13) defines “Qualified Extraordinary Costs as:

Costs incurred prudently before, on, or after August 28, 2021, of an extraordinary nature which would cause extreme customer rate impacts if reflected in retail customer rates recovered through customary ratemaking, such as but not limited to those related to purchases of fuel or power, inclusive of carrying charges, during anomalous weather events.

14 Olsen Direct, Ex. 9, Schedule JO-3, Pages 27-35.

15 Doll Direct, Ex. 2, Page 13, Lines 4-6.

16 DeCourcey Direct, Ex. 5, Page 5, Lines 1-8.

17 Emery Surrebuttal, Ex. 8, Page 10, Figure CTE-2.

J.        Section 393.1700.2(2), RSMo sets out the content that must be included in a utility’s petition for a financing order to finance qualified extraordinary costs.

Decision18

The Commission finds that Liberty’s cost in the amount of $199,561,572 incurred by Liberty in relation to Winter Storm Uri are prudently incurred costs of an extraordinary nature that would cause extreme customer rate impacts if reflected in customer rates recovered through customary ratemaking and as such are “Qualified Extraordinary Costs” as defined in Section 393.1700.1(13), RSMo. The Commission further finds that Winter Storm Uri was an “anomalous weather event” within the meaning of that statutory definition.

B)       What amounts of energy transition costs should the Commission authorize Liberty to finance for Asbury?

Findings of Fact

14.       Asbury Unit 1 was a coal-fired Babcock & Wilcox cyclone steam generator that was commissioned in 1970. When it began operations, it had a nominal rating of 206 MW and sourced its coal onsite via mine mouth operation. In 1990, the plant was converted to use a blend of low-sulfur Wyoming coal and local bituminous coal19

15.       A selective catalytic reduction system was installed at Asbury in 2008 to reduce nitrogen oxide emissions. In 2014, the Asbury plant was retrofitted with an Air Quality Control System (AQCS) to comply with federal environmental regulations.20

18 The number indicated in this section is derived from the Commission decisions on particular issues described subsequently in this order.

19 Landoll Direct, Ex. 13, Page 3, Lines 12-18.

20 Landoll Direct, Ex. 13, Page 4, Lines 11-20.

16.       Asbury was retired near the beginning of 2020, and decommissioning and dismantling of the plant is ongoing.21

17.       Liberty seeks to recover $140,774,376 in energy transition costs for Asbury.22

Conclusions of Law

K.        Section 393.1700.1(7) defines “Energy Transition Costs” as including all of the following:

(a)   Pretax costs with respect to a retired or abandoned or to be retired or abandoned electric generating facility that is the subject of a petition for a financing order filed under this section where such early retirement or abandonment is deemed reasonable and prudent by the commission through a final order issued by the commission, include, but are not limited to, the undepreciated investment in the retired or abandoned or to be retired or abandoned electric generating facility and any facilities ancillary thereto or used in conjunction therewith, costs of decommissioning and restoring the site of the electric generating facility, other applicable capital and operating costs, accrued carrying charges, and deferred expenses, with the foregoing to be reduced by applicable tax benefits of accumulated and excess deferred income taxes, insurance, scrap and salvage proceeds, and may include the cost of retiring any existing indebtedness, fees, costs, and expenses to modify existing debt agreements or for waivers or consents related to existing debt agreements;

(b)   Pretax costs that an electrical corporation has previously incurred related to the retirement or abandonment of such an electric generating facility occurring before August 28, 2021.

L.         Section 393.1700.2(1), RSMo sets out the content that must be included in a utility’s petition for a financing order to finance energy transition costs.

21 Landoll Direct, Ex. 13, Page 5, Lines 15-20.

22 Emery Surrebuttal, Ex. 8, Page 1, Lines 20-21.

Decision23

The Commission finds that Liberty’s energy transition costs related to the retirement of its Asbury electrical generating plant in the amount of $82,921,331 may be financed using securitized utility tariff bonds and recovery of such is just and reasonable.

2)        Winter Storm Uri

A)        What amount of costs, if any, that Liberty is seeking to securitize would Liberty recover through customary ratemaking?

B)        What is the appropriate method of customary ratemaking absent securitization?

C)        Under RSMo 393.1700.2(2)(e), what is the “customary method of financing”? What are the costs that would result “from the application of the customary method of financing and reflecting the qualified extraordinary costs in retail customer rates”? and

D)        Should Liberty’s recovery include more than 95% of fuel and purchased power costs?

These four sub-issues are interrelated and the Commission will address them together.

Findings of Fact

18.       Liberty incurred approximately $193 million in extraordinary fuel costs for its Missouri customers during Winter Storm Uri.24

19.      Absent securitization, Liberty would recover its fuel and purchased power costs through a combination of its general rates and the Fuel Adjustment Clause (FAC) which is established within its tariff.25

20.      Liberty’s FAC does not allow the company to recover 100 percent of its fuel and purchased power costs. Rather, the FAC includes a 95/5 sharing mechanism by which the company is allowed to recover only 95 percent of its fuel and purchased power costs through the FAC.26

23 The number indicated in this section is derived from the Commission decisions on particular issues described subsequently in this order.

24 Doll Direct, Ex. 2, Page 13, Lines 4-6.

25 Mastrogiannis Rebuttal, Ex. 104, Pages 7-8, Lines 20-21, 1-2.

26 Mastrogiannis Rebuttal, Ex. 104, Page 8, Lines 2-18.

21.       The Commission included the 95/5 sharing mechanism in Liberty’s FAC to provide the company an incentive to operate at an optimal efficiency while still providing the company an opportunity to earn a fair return on its investment.27

22.      The same sharing incentive would give Liberty an incentive to plan for and to efficiently manage extraordinary events that could lead to a request to securitize extraordinary fuel costs.28

23.       Because of the extraordinary amount of the fuel and purchased power costs associated with Winter Storm Uri, Liberty did not seek to recover those costs through its FAC. Instead, it requested an Accounting Authority Order (AAO) in Commission File No. EU-2021-0274, seeking recovery of the Winter Storm Uri related costs as well as the remaining five percent of those February 2021 fuel and purchased power costs, carrying costs and other storm related costs, including outside legal fees. Following the passage of the securitization statute, Liberty sought to recover those costs it would have deferred through the AAO through the securitization proposed in this case.29 Liberty’s request for an AAO remains pending before the Commission, but is being held in abeyance pending resolution of this case.30

24.       Under an AAO, the utility is allowed to defer extraordinary costs for possible recovery in a future rate case. The Commission could allow recovery under an appropriate amortization period with the utility being allowed appropriate carrying costs during the period of amortization. Under these circumstances, Staff would likely recommend at least a ten-year amortization period, with carrying costs calculated at the company’s long-term debt rate.31

27 Transcript, Vol. 3, Page 289, Lines 18-25.

28 Mantle Rebuttal, Ex. 200, Page 29, Lines 13-16.

29 Bolin Rebuttal, Ex. 102, Page 3, Lines 2-21.

30 See, EU-2021-0274, Order Directing Filing, Issued April 4, 2022.

31 Bolin Rebuttal, Ex. 102, Page 4, Lines 1-19.

25.       If an AAO was established, Staff would not recommend deferral or recovery of the five percent of the utility’s share of fuel and purchased power costs under the FAC. Staff contends it is appropriate to expect Liberty’s shareholders to share in the financial impact of Winter Storm Uri.32

Conclusions of Law

M.       Section 386.266.1, RSMo allows an electrical corporation to apply to the Commission to approve rate schedules that allow for “periodic rate adjustments outside of general rate proceedings to reflect increases and decreases in its prudently incurred fuel and purchased power costs.” That section also allows the Commission to “include in such rate schedules features designed to provide the electrical corporation with incentives to improve the efficiency and cost-effectiveness of its fuel and purchased power procurement activities.” The 95/5 sharing provision in Liberty’s FAC tariff is designed to provide such an incentive.

N.        In its report and order that initially established Liberty’s FAC, the Commission found that “a prudence review can be expected to evaluate the major decisions a utility makes. However, a utility makes thousands of small decisions every hour regarding fuel, purchased power, and off-system sales. It is not practical to expect a prudence review to uncover and evaluate every one of those decisions.”33

32 Bolin Rebuttal, Ex. 102, Pages 4-5, Lines 20-23, 1-8.

33 In the Matter of The Empire District Electric Company’s Tariffs to Increase Rates for Electric Service Provided to Customers in the Missouri Service Area of the Company, 17, Mo. P.S.C. 631, 667 (2008)

O.        Commission Rule 20 CSR 4240-20.090(8)(A)2.A(XI) provides that extraordinary costs are not to be passed through the company’s FAC.

P.        The securitization statute, Section 393.1700.2(3)(c) requires a financing order issued by the Commission to include all of the following elements:

a. The amount of securitized utility tariff costs to be financed using securitized utility tariff bonds and a finding that recovery of such costs is just and reasonable and in the public interest. The commission shall describe and estimate the amount of financing costs that may be recovered through securitized utility tariff charges and specify the period over which securitized utility tariff costs and financing costs may be recovered;

b. A finding that the proposed issuance of securitized utility tariff bonds and the imposition and collection of a securitized utility tariff charge are just and reasonable and in the public interest and are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds. Notwithstanding any provisions of this section to the contrary, in considering whether to find the proposed issuance of securitized utility tariff bonds and the imposition and collection of a securitized utility tariff charge are just and reasonable and in the public interest, the commission may consider previous instances where it has issued financing orders to the petitioning electrical corporation and such electrical corporation has previously issued securitized utility tariff bonds; …

(emphasis added)

There are two important provisions of this section of the statute that should be noted. First, the section explicitly requires the Commission to determine that the imposition and collection of the utility tariff charge that will result from the securitization of these costs will be just and reasonable and in the public interest. Second, in making its determination as to whether the securitization of these costs is just and reasonable and in the public interest, the Commission is directed to compare the results of the securitization to the results of a recovery of those costs using traditional (non-securitization) methods.

Q.        Liberty asserts that it has a general right to recover all prudently incurred costs. The Missouri Supreme Court has found otherwise. In a 2021 case, Spire Missouri, Inc. v. Public Service Commission,34 Spire Missouri challenged the Commission’s decision to disallow a portion of the company’s prudently incurred cost of pursuing its general rate case. In upholding the Commission’s decision, the Supreme Court said:

In terms of their reasonableness, these expenditures were entitled to a presumption of prudence, and the prudence of the expenditures was never called into question. Nonetheless, the PSC concluded that including all of these expenditures in setting Spire’s future rates was not just because some of the expenses were not fair to ratepayers in that they were incurred to benefit (if anyone) Spire’s shareholders. Implicit in Spire’s argument is an assertion that it is entitled to recover all prudent expenditures in its rates. This is not so. In setting rates the PSC has broad discretion to include or exclude expenditures to arrive at rates it deems to be ‘just and reasonable,’ subject, of course, to judicial review that the PSC’s conclusions are supported by competent and substantial evidence and not arbitrary, capricious, or an abuse of discretion. (Internal citations omitted. Emphasis in original.)

Decision

Under customary methods of ratemaking, Liberty would recover its Winter Storm Uri related fuel and purchased power costs by starting with its FAC. Liberty’s FAC includes a 95/5 sharing provision by which the company recovers 95 percent of those costs. In the rate cases in which Liberty’s FAC was established, the Commission found that the sharing mechanism was necessary to ensure the company had sufficient financial incentive and motivation to operate at maximum efficiency. The same financial incentives and motivations apply in the situation facing Liberty during Winter Storm Uri.

34 618 S.W.3d 225 (Mo. banc 2021).

The prudence of Liberty’s decisions relating to Winter Storm Uri will be addressed in subsequent issues, but for this issue, prudence is not relevant. The securitization statute specifically requires the Commission to compare the results of securitization to the results under traditional methods of cost recovery. It also requires the Commission to find that the imposition and collection of the utility tariff charge resulting from the securitization of these costs will be just and reasonable and in the public interest.

The Commission finds that allowing Liberty to use securitization to recover the five percent of its fuel and purchased power costs related to Winter Storm Uri that it would not be permitted to recover under traditional methods of rate making is not just and reasonable, nor is it in the public interest.

E)        Should Liberty’s recovery reflect an offset based on higher than normal customer revenues received by Liberty during Winter Storm Uri?

Findings of Fact

26.      During the abnormally cold weather resulting from Winter Storm Uri, Liberty sold more electricity than it would have sold during a normal February. Staff compared Liberty’s actual revenues to its expected revenues during a normal February and concluded that Liberty collected $2,760,686 in “excess” revenues. Staff proposes to use this amount of “excess” revenue to partially offset the “Qualified Extraordinary Costs” incurred by Liberty.35

Conclusions of Law

There are no additional conclusions of law for this issue.

35 Lange Rebuttal, Ex. 108, Page 33, Lines 11-16. See also, McMellen Rebuttal, Ex. 100, Page 5, Lines 12-17.

Decision

As the Commission previously concluded, the securitization statute requires the Commission to find that the recovery of costs to be financed using securitized utility tariff bonds is just and reasonable and in the public interest. Staff seeks to use this requirement to justify the offset of $2,760,688 in “excess” revenues. Staff’s proposal is not justified.

The securitization statute defines what is to be treated as a qualified extraordinary cost and that definition does not call for any offset of revenues against those costs. This is the same argument that Liberty raised against the inclusion of a five percent reduction in fuel and purchased power discussed in the previous issue. But that argument is applicable here, while it was not in the other circumstance.

The difference is that Staff’s theory of offsetting revenue would not be a part of the company’s recovery under traditional ratemaking. In traditional ratemaking no revenue adjustment is made for the effect of past weather. If a summer is hot and an electric company sells a lot of electricity to run air conditioners, no adjustment is made to reduce the company’s rates to retroactively claw back that “excess” revenue. Similarly, the company would not be allowed to increase its rates to remedy the shortfall in expected revenue that would result from a cooler than normal summer. Going forward a company’s future rates would be normalized to account for the effect of weather, but that weather normalization would affect future rates, and would not be used to balance out the effect on revenue resulting from past weather.

Staff’s proposal is not founded in traditional ratemaking and the proposed offsetting of qualified extraordinary costs eligible for securitization under the securitization statute would not be just and reasonable. Staff’s proposed offset is rejected.

F)        Should Liberty’s recovery reflect an offset based on revenues that Liberty’s Riverton 11 unit should have generated during Winter Storm Uri, and, if so, how much?

Findings of Fact

27.       Riverton Unit 11 is a 1966 Westinghouse W191 dual fuel turbine that Liberty purchased used. The turbine was placed into service in 1988 at the Riverton generating station in Riverton, Kansas.36

28.       Riverton Unit 11, and its sister unit, Riverton Unit 10, each with a generating capacity of 15 MW, run on natural gas as a primary fuel, but are capable for running on fuel oil (diesel) as a backup fuel source.37

29.       Due to air permit restrictions imposed by the Kansas Department of Health and Environment, Riverton Units 10 and 11 do not routinely operate on fuel oil.38

30.       The use of fuel oil in Riverton Units 10 and 11 is permitted only under the following conditions:

a.         The natural gas delivery system must break down and the required gas supply become unavailable to Liberty;

b.         The power requirements from the Riverton station cannot be assumed by power generating equipment other than Unit 10 and Unit 11; and

c.         The owner or operator shall be permitted to use distillate fuel oils as needed to meet the black start testing requirements by any Federal or State regulatory agency. Water injection will not be required during black start testing. None of the electricity produced during the black start testing shall be sold on the bulk electric system.39

36 Mushimba Surrebuttal, Ex. 10, Page 5, Lines 1-3.

37 Hull Rebuttal, Ex. 105, Page 2, Lines 3-7.

38 Mushimba Surrebuttal, Ex. 10, Page 5, Lines 20-26.

39 Hull Rebuttal, Ex. 105, Page 3, Lines 12-22. These limitations are found in the Kansas air permit, pages 11-12. That permit is attached to Mushimba Surrebuttal, Ex. 10, Schedule BM-2.

31.       Riverton Unit 10 was on forced outage beginning on February 8, 2021, before Winter Storm Uri, and was not available for use at any time during the storm.40

32.       On February 12, 2021, at the start of Winter Storm Uri, Riverton Unit 11 was forced into outage due to a limited natural gas supply.41

33.       Liberty notified the Kansas Department of Health and Environment of the emergency conditions on the morning of February 15, 2021, and the Kansas authorities authorized the use of fuel oil to power Riverton Unit 11 at that time.42

34.       After receiving permission to use fuel oil to power Riverton Unit 11, Liberty unsuccessfully attempted to start that unit, beginning at 12:01 p.m. on February 15, 2021. Liberty tried to start the unit another 26 times over the next 28 hours but it would not start.43

35.       At the time Liberty began trying to start Riverton Unit 11 the temperature as measured by the plant’s weather station was -0.7 degrees Fahrenheit. These are difficult conditions in which to start a turbine on diesel fuel.44 The extreme cold was likely the reason the unit would not start.45

40 Hull Rebuttal, Ex. 105, Page 3, Lines 3-5.

41 Hull Rebuttal, Ex. 105, Page 3, Lines 6-7.

42 Mushimba Surrebuttal, Ex. 10, Page 7, Lines 11-15.

43 Mushimba Surrebuttal, Ex. 10, Page 7, Lines 11-17

44 Mushimba Surrebuttal, Ex. 10, Page 7, Lines 18-24.

45 Transcript, Vol. 3, Page 197, Lines 6-13.

36.       Electric production from Riverton Unit 11 would have been very valuable during Winter Storm Uri. Staff calculated that Liberty had enough fuel oil in storage at Riverton to allow Riverton Unit 11 to run for a set number of hours during Winter Storm Uri. Staff then calculated a price for that available run time from February 15 using hourly day ahead locational market prices published by the SPP integrated resource market at Liberty’s Riverton node. Staff took the sum of the prices for the amount of hours Riverton Unit 11 could have run and multiplied it by the 15 MW of electricity that the unit could have produced if it has been able to start, and calculated that Liberty had lost the opportunity to earn several million dollars in sales revenue for its customers if Riverton Unit 11 had been able to start.46 Staff proposed that the amount that Liberty might have earned if Riverton Unit 11 had been started be disallowed from Liberty’s recovery because Liberty’s failure to tune the unit for operation in winter ambient temperatures was imprudent.47

37.       Public Counsel noted that Staff’s proposed disallowance was based on the number of hours that Riverton Unit 11 could have run using the amount of available fuel oil. The fuel oil tanks at Riverton were not full at the start of Winter Storm Uri. If the fuel oil tanks had been full, Riverton Unit 11 could have been run longer and earned more money. On the basis that Liberty’s failure to keep its fuel oil tanks full was imprudent, Public Counsel calculated that the disallowance proposed by Staff should have been substantially larger. Public Counsel proposed a disallowance in that larger amount. 48

46 Hull Rebuttal, Ex. 105, Page 7, Lines 3-17. The description of the disallowance proposed by Staff and Public Counsel is deliberately vague because the details of Liberty’s black start capabilities and the related numbers are designated as confidential or highly confidential.

47 Hull Rebuttal, Ex. 105, Page 8, Lines 8-11.

48 Robinett Surrebuttal, Ex. 211, Pages 4-5, Lines 3-22, 1-18.

38.       Liberty’s witness, Dr. Brian Mushimba, who is the Senior Director for Generation Operations – Central Region for Liberty, and holds a Ph.D. in engineering,49 credibly explained:

tuning a generation turbine is a complex task of adjustment or modification of the internal combustion of the engine of the unit to yield optimal performance and efficiency at given ambient temperatures. It’s an iterative process that ensures that at a given ambient temperature, the fuel-oxygen ratio and the subsequent combustion is optimal and the resultant energy output is maximized while controlling undesirable byproducts of the combustion, such as emissions.50

39.      The tuning process requires several months of advance planning to implement.51 Further, in order to tune the unit for use at a particular temperature, the ambient air must be at that temperature. In other words, to tune the unit to sub-zero temperatures, the air temperature must be sub-zero.52

40.       Tuning a unit to operate on natural gas does not improve the performance of the unit when operating on fuel oil.53

41.       Liberty’s air permit from the Kansas Department of Health and Environment did not authorize the burning of fuel oil for the purpose of tuning Riverton Unit 11.54

42.       As previously found, Liberty’s air permit does allow for the burning of fuel oil to meet black start testing requirements.55

43.       A black start is a circumstance in which a utility must restart its electrical generating system after a blackout. Most electrical generating units require flowing electricity to be able to start. In a total blackout no flowing electricity will be available, so a black start unit must be able to begin generating electricity on its own, which it can then send into the distribution system to restart additional generation units.56

49 Mushimba Surrebuttal, Ex. 10, Page 1, Lines 12-13. In contrast to Dr. Mushimba’s training as an engineer and experience regarding operation of electrical generating units, Staff’s witness, Jordan T. Hull, has a degree in biological engineering, and has never been responsible for tuning or starting a combustion turbine such as Riverton Unit 11. Transcript, Vol. 3, Page 310, Lines 16-19.

50 Mushimba Surrebuttal, Ex. 10, Page 5, Lines 5-12.

51 Transcript, Vol. 3, Pages 202-203, 2-25, 1-6.

52 Transcript, Vol. 3, Page 194, Lines 3-10.

53 Mushimba Surrebuttal , Ex. 10, Page 7, Lines 1-10.

54 Mushimba, Surrebuttal, Ex. 10, Page 6, Lines 6-7.

55 As previously indicated much of the testimony surrounding black start capabilities is confidential or highly confidential.

56 Transcript, Vol. 3, Page 192, Lines 13-22.

44.       Black start testing is not the same as tuning and is an involved process that cannot be undertaken in an emergency situation.57

45.       Riverton Unit 11 was not designated with SPP as a black start unit at the time of Winter Storm Uri.58

Conclusions of Law

R.        The disallowance proposed by Staff and Public Counsel challenges the prudence of Liberty’s decision not to tune Riverton Unit 11 to operate at the extremely cold temperatures experienced during Winter Storm Uri. The Commission has described its prudence standard as follows:

The company’s conduct should be judged by asking whether the conduct was reasonable at the time, under all circumstances, considering that the company had to solve its problems prospectively rather than in reliance on hindsight. In effect, our responsibility is to determine how reasonable people would have performed the tasks that confronted the company.59

S.         The Commission’s prudence standard also presumes that a utility’s costs have been prudently incurred. However, that presumption does not survive a showing of inefficiency or improvidence. If some other participant in the proceeding creates “a serious doubt as to the prudence of an expenditure, then the applicant has the burden of dispelling these doubts and proving the questioned expenditure to have been prudent.”60

57 Transcript, Vol. 4 (confidential), Pages. 3-15. Dr. Mushimba described the black start testing requirements in detail during in camera portions of the hearing.

58 Mushimba Surrebuttal, Ex. 10, Pages 8-9, Lines 7-24, 1-16. Dr. Mushimba provides much more detail about the designation of black start units in his testimony, but that testimony is designated as confidential.

59 In the Matter of Union Electric Company of St. Louis, Missouri, for authority to file tariffs increasing rates for electric service provided to customers in the Missouri service area of the Company, and In the Matter of the determination of in-service criteria for the Union Electric Company’s Callaway Nuclear Plant and Callaway rate base and related issues, 27 Mo. P.S.C. (N.S.) 164, 194 (1984), quoting, In re. Consolidated Edison Company of New York, Inc. 45 P.U.R., 4th, 1982.

60 Union Electric, at 193

T.         The Commission’s prudence standard has subsequently been recognized by reviewing courts.61

U.        Liberty’s witness, John J. Reed, provides a succinct description of the regulatory prudence standard in his surrebuttal testimony. The Commission will adopt that description:

The standard for the evaluation of whether costs are, or are not, prudently incurred is built on four principles. First, prudence relates to actions and decisions. Costs themselves are neither prudent nor imprudent. It is the decision or action that led to cost incurrence that must be reviewed and assessed, not the results of those decisions. In other words, prudence is a measure of the quality of decision-making, and does not reflect how the decisions turned out. The second feature is a presumption of prudence, which is often referred to as a rebuttable presumption. The burden of showing that a decision is outside of the reasonable bounds falls, at least initially, on the party challenging the utility’s actions. The third feature is the total exclusion of hindsight from a properly constructed prudence review. A utility’s decisions must be judged based upon what was known or reasonably knowable at the time of the decision being made by the utility. Information that was not known or reasonably knowable at the time of the decision being made cannot be considered in evaluating the reasonableness of a decision and subsequent information on “how things turned out” cannot influence the evaluation of the prudence of a decision. The final feature is that decisions being reviewed need to be compared to a range of reasonable behavior; prudence does not require perfection, nor does prudence require achieving the lowest possible cost. This standard recognizes that reasonable people can differ and that there is a range of reasonable actions and decisions that is consistent with prudence. Simply put, a decision can only be labelled as imprudent if it can be shown that such a decision was outside the bounds of what a reasonable person would have done under those circumstances.62

61 See, e.g., State ex rel. Associated Natural Gas Co. v. Pub. Serv. Com’n, 954 S.W. 2d 520 (Mo. App. W.D. 1997. See also. Office of Public Counsel v. Mo. Pub. Serv. Com’n, 409 S.W.3d 371 (Mo. banc 2013) (A presumption of prudence is appropriately applied in arms-length transactions, but not in transactions with affiliates.)

62 Reed Surrebuttal, Ex. 1, Pages 7-8, Lines 5-24, 1-2.

Decision

Liberty could have made substantial off-system sales if it had been able to start operating Riverton Unit 11 on fuel oil during the supply disruptions and resulting high electricity market prices occasioned by Winter Storm Uri. Staff and Public Counsel argue that Liberty would have been able to start that unit on fuel oil if it had properly tuned the unit on fuel oil to the type of temperatures likely to be encountered in the winter months. That argument is not supported by the evidence.

First, Liberty’s air permit from the Kansas Department of Health and Environment did not allow Liberty to burn fuel oil in Riverton Unit 11 except in specified emergency conditions, the most important being that the natural gas supply for the turbine must have become unavailable. During Winter Storm Uri the natural gas supply did indeed become unavailable and the Kansas authorities responded by allowing Liberty to burn fuel oil in that unit. Unfortunately, despite repeated efforts, Liberty was unable to start the unit on fuel oil.

The Kansas air permit did allow Liberty to burn fuel oil to “meet the black start testing requirements by any Federal or State regulatory agency.” However, Riverton Unit 11 was not designated as a black start unit with SPP at the time of Winter Storm Uri, so no black start testing requirements would have been applicable to that unit. As a result, the exceptions contained in the Kansas air permit would not have applied, and Liberty was forbidden to burn fuel oil in the unit.

In any event, black start testing is not the same as tuning. There was no evidence that black start testing would have to be done at any particular time of the year. Thus, black start testing could have been performed during the summer, or even during more moderate winter weather, and Liberty still would not have discovered that the unit would not start on fuel oil at sub-zero temperatures.

In summary, Liberty’s air permit from Kansas authorities did not allow Liberty to burn fuel oil in Riverton Unit 11 for purpose of tuning that unit to operate during extremely cold weather. The Commission will not find that Liberty was imprudent for failing to violate that air permit. Even if Liberty had been permitted to tune the unit using fuel oil rather than natural gas, there is no indication that tuning the unit would have made any difference in

Liberty’s ability to start the unit on fuel oil in sub-zero temperatures.

Public Counsel’s argument that Liberty was imprudent in not ensuring that its fuel oil tanks at Riverton were kept full before Winter Storm Uri is an extension of Staff’s argument that Liberty was imprudent in failing to tune Riverton Unit 11 to operate in winter weather conditions. Since Staff’s argument fails, Public Counsel’s extension of that argument must also fail.

There was no evidence presented that would support a finding of imprudence, and the Commission will make no adjustments on that basis.

G)       Should Liberty’s recovery reflect a disallowance based on Liberty’s resource planning?

Findings of Fact

46.       Liberty is a member of the Southwest Power Pool (SPP).

47.       Utilities that are members of an RTO commonly rely on market purchases as one source of generation in their portfolio.63

63 Reed Surrebuttal, Ex. 1, Page 15, Lines 16-17.

48.       Liberty is in compliance with SPP’s Resource Adequacy requirements,64 meaning Liberty needs to have accredited capacity 12 percent greater than its forecasted peak load.65

49.       SPP uses complex and accepted methodologies to develop its resource adequacy requirements, including a biennial Loss of Load Expectation study with a “one day in ten year” criterion for determining reserve margins for resource adequacy requirements.66

50.       Near the start of 2020,67 Liberty retired its 200 MW Asbury coal plant.68 The prudence of that retirement will be addressed in more detail later in this order with regard to securitization of Energy Transition Costs.

51.       Liberty undertook an analysis of Asbury’s economics in both 2017 and 2019, finding in its 2019 Integrated Resource Plan that retiring Asbury would result in significant savings for Liberty’s customers.69

Conclusions of Law

V.        The Commission’s electric utility resource planning rule, 20 CSR 4240-22.010(2) states in part:

The fundamental objective of the resource planning process at electric utilities shall be to provide the public with energy services that are safe, reliable, and efficient, at just and reasonable rates, in compliance with all legal mandates, and in a manner that serves the public interest and is consistent with state energy and environmental policies. …

64 Doll Direct, Ex. 2, Page 8, Lines 4-5.

65 Mantle Rebuttal, Ex. 200, Page 24, Lines 6-7.

66 Doll Surrebuttal, Ex. 4, Page 17, Lines 11-14.

67 The exact retirement date is at issue in other aspects of this case.

68 Doll Surrebuttal, Ex. 4, Page 4, Line 20.

69 Doll Direct, Ex. 3, Page 3, Lines 20-22.

Decision

Public Counsel argues that Liberty’s decision to retire its Asbury coal-fired plant was imprudent. The aspect of that decision that is at issue regarding Liberty’s recovery of Winter Storm Uri fuel costs is Public Counsel’s allegation that Liberty imprudently failed to plan to secure and retain sufficient capacity that it controls to meet the needs of its customers independent of its membership in, and purchases from, SPP. Public Counsel points to the unique circumstances that occurred during Winter Storm Uri to argue that Liberty should not have relied on the collective capacity available in the SPP market to serve its load, because, as shown by the events of Uri, that capacity can become very expensive when SPP’s available capacity becomes strained.

No doubt, if Liberty had more capacity available to sell into the SPP market during Winter Storm Uri, it could have earned enough from those sales to offset the fuel costs that it now seeks to securitize. But that fact is entirely based on perfect hindsight. Liberty planned to have sufficient capacity to meet all requirements established by SPP. Other than showing a bad result, Public Counsel has not demonstrated any imprudence in Liberty’s planning process. The Commission will not impose the disallowance proposed by Public Counsel.

H)        Should Liberty’s recovery reflect a disallowance for income tax deductions for Winter Storm Uri costs?

Findings of Fact

52.       Public Counsel asserts that Liberty expects to claim a Missouri jurisdictional tax deduction of $204,500,939 on the 2021 consolidated income tax return,70 resulting in a tax savings due to the Winter Storm Uri loss of $48,753,024. Public Counsel would gross that amount up to $64,012,720 and add carrying charges to bring the total reduction to $68,346,382.71 Public Counsel argues this tax benefit should be recognized as a reduction in the amount of securitization.72

70 Riley Rebuttal, Ex. 208, Page 21, Lines 10-11.

71 Riley Rebuttal, Ex. 208, Page 21, Lines 15-19.

72 Riley Rebuttal, Ex. 208, Page 21, Lines 12-13

53.       Public Counsel incorrectly asserts that the proceeds Liberty will receive from the securitization bonds are not taxable, so the company will be compensated, yet still enjoy a tax break for the loss.73 In fact, the charges that will be used to pay the bonds is taxed as income to the utility.74 Public Counsel’s witness acknowledged that fact in his testimony at the hearing.75

54.       The tax treatment of Winter Storm Uri losses may create a tax timing issue that will result in an adjustment of Accumulate Deferred Income Tax (ADIT) as an offset to Liberty’s rate base. Customers do not receive the recorded amount of the ADIT liability, instead, they benefit because ADIT liability reduces rate base and customers are charged a lower revenue requirement reflecting the lower cost of capital.76

Conclusions of Law

W.     Public Counsel’s witness cites two provisions of the securitization statute to support his suggestion to use Liberty’s asserted tax deduction as an offset to the amount to be securitized for Qualified Extraordinary Costs related to Winter Storm Uri. First, he cites the definition of “Energy Transition Costs” in Section 393.1700.1(7), RSMo, which includes some provisions relating to tax benefits of accumulated and excess deferred income taxes. However, the Winter Storm Uri costs are Qualified Extraordinary Cost, not Energy Transition Costs, and the definition of such costs, found at Section 393.1700.1(13), RSMo, contains no provisions regarding income taxes.

73 Riley Rebuttal, Ex. 208, Page 22, Lines 11-13.

74 Bolin Surrebuttal, Ex. 103, Page 5, Lines 5-9.

75 Transcript, Vol. 5, Page 391, Lines 6-14.

76 Emery Surrebuttal, Ex. 8, Page 38, Lines 12-19.

X.        Public Counsel’s witness also cites Section 393.1700.1(8), RSMo, which includes various taxes within the definition of “Financing Costs.” Again, the costs in question are qualified extraordinary costs, not financing costs.

Y.        Section 393.1700.2(3)(c)m calls for special treatment of ADIT, but only for energy transition costs and qualified extraordinary expenses that include retired or abandoned facility costs. Those provision do not apply to Winter Storm Uri costs.

Z.        Section 393.1700.2(3)(c)k, RSMo. requires that this order provide for a reconciliation process that would require Liberty to account for any potential tax benefits that may lower its actual securitized utility tariff costs associated with Winter Storm Uri through a future rate case.

Decision

Public Counsel’s proposal that income tax deductions for Winter Storm Uri costs be disallowed from the costs to be securitized is not supported by the facts or the law, and the Commission will not make that disallowance.

I)         What are the appropriate carrying costs for Winter Storm Uri?

Findings of Fact

55.       Liberty incurred Winter Storm Uri costs in February, 2021, but has not yet recovered those costs from its customers. The securitization statute allows Liberty to securitize and recover carrying costs. Liberty contends those carrying costs should be calculated at its Weighted Average Cost of Capital (WACC), 6.77 percent, which the Commission set in Liberty’s 2019 rate case, File No. ER-2019-0374.77

77 Hall Direct, Ex. 6, Page 4, Lines 14-20.

56.       Staff agrees that Liberty must be allowed to recover carrying costs for Winter Storm Uri, but contends those carrying costs should be calculated using Liberty’s long-term debt rate of 4.65 percent.78

57.       The Winter Storm Uri costs are operating costs, not capital improvements or replacements to existing plant and equipment. It is inappropriate for Liberty to be allowed a profit on expenditures for the purchase of energy, as it would if carrying costs were calculated using its WACC.79

58.       Public Counsel contends carrying costs should be recovered at Liberty’s short-term cost of debt as they will, in fact be carried for less than two years.80

59.       Public Counsel argues the short-term debt rate used should be Liberty’s parent company’s (LUCo’s) average short-term debt rate for each month, starting with the financing of Winter Storm Uri costs in February 2021 until the securitized bonds are issued.81

Conclusions of Law

AA.    Section 393.1700.1(13), which defines “qualified extraordinary costs” for purposes of the securitization statute, specifically states that such costs include carrying charges. The statute does not further define carrying charges.

78 McMellen Rebuttal, Ex. 100, Page 4, Lines 11-16. (As corrected at Transcript, Vol. 3, Page 211.)

79 Murray Rebuttal, Ex. 206, Page 3, Lines 20-23.

80 Murray Rebuttal, Ex. 206, Page 6, Lines 1-17.

81 Murray Rebuttal, Ex. 206, Pages 7-8, Lines 12-15, 1-4. (As corrected at Transcript, Vol. 7, Page 501.)

Decision

The Commission believes that Staff’s proposal to calculate carrying costs for Winter Storm Uri related costs at Liberty’s long-term debt rate of 4.65 percent is most appropriate because the costs to be securitized are not capital costs and there is no reason Liberty should be allowed to earn a profit on those costs. Public Counsel’s proposal to use monthly short-term debt rates for the purposes of calculating carrying costs is also inappropriate as the term to which the short-term debt rates would be applied is a period approaching two years.

J)        What is the appropriate discount rate to use in calculating the net present value of Winter Storm Uri costs that would be recovered through customary ratemaking?

Findings of Fact

60.       Staff’s witness, Mark Davis, an investment banker, offered his opinion that a reasonable discount rate to use for Winter Storm Uri costs is the company’s long-term cost of debt of 4.65 percent.82

Conclusions of Law

BB.     Section 393.1700.2(3)(c)b requires that this financing order make a finding that the proposed securitization is expected to “provide quantifiable net present value benefits to customers” as compared to recovery of those costs without the issuance of the securitized bonds. In order to make that comparison, the Commission must determine the appropriate discount rate to be used in the calculations of the amounts that would be recovered without securitization.

82 Transcript, Vol. 7, Pages 614-615, Lines 22-25-1.

Decision

This issue simply asks what discount rate should be plugged into a formula to determine whether securitization would be a benefit to Liberty’s customers. It does not have a direct impact on the amount that Liberty should be allowed to recover through securitization. The Commission believes the appropriate discount rate to use in calculating the net present value of Winter Storm Uri costs that would be recovered through customary ratemaking is Liberty’s long-term debt rate of 4.65 percent as proposed by Staff witness Mark Davis.

3)        Asbury

A)        How much of the amounts, if any, that Liberty is seeking to securitize for Asbury would Liberty recover through traditional ratemaking?

Findings of Fact

61.       Staff witness Amanda McMellen testified that Liberty’s total energy transition costs, including carrying costs, should be $66,107,823.83

Conclusions of Law

CC.     Section 393.1700.2(3)(c)b, RSMo requires the Commission to find that the securitization process are expected to provide net present value benefits to customers when compared to recovery of costs through other, traditional methods of ratemaking.

Decision

It is not clear why this question was identified as a separate issue by the parties. Staff suggests that Liberty should not be allowed to recover energy transition costs aside from what it would be able to recover through traditional ratemaking. Staff then argues that the amount Liberty should be allowed to recover will be determined by the answers to the other identified issues. No other party addresses this issue in their briefs. The Commission agrees that the total energy transition costs will be determined by the answers to the other identified issues and concludes a separate finding about this particular issue is not needed.

83 Ex. 113, Page 1, Line 1.

B)        What is the appropriate method of customary ratemaking absent securitization? and

C)        Under RSMo 393.1700.2(1)(f), what is the “traditional method of financing”? What are the costs that would result “from the application of the traditional method of financing and recovering the undepreciated investment of facilities that may become securitized utility tariff costs from customers”?

Findings of Fact

62.       In compliance with the Commission’s order in the company’s 2019 rate case, File No. ER-2019-0374, Liberty established a regulatory liability account to track the costs associated with the retiring of Asbury.84

63.       In traditional ratemaking, Liberty would include the various components of the Asbury retirement costs as regulatory asset and liability balances in its rate base total or in its proposed revenue requirements. Those costs would be amortized over a period of time.85 Liberty suggests that amortization would be over a thirteen-year period,86 and that amortization period was accepted by Staff.87

Conclusions of Law

DD.     Section 393.1700.2(1)(f) requires a petition to securitize energy transition costs to include:

A comparison between the net present value of the cost to customers that are estimated to result from the issuance of securitized utility tariff bonds and the costs that would result from the application of the traditional method of financing and recovering the undepreciated investment of facilities that may become securitized utility tariff costs from customers. The comparison should demonstrate that the issuance of securitized utility tariff bonds and the imposition of securitized utility tariff charges are expected to provide quantifiable net present value benefits to customers.

84 Emery Direct, Ex. 7, Page 6, Lines 4-24.

85 Emery Direct, Ex. 7, Page 7, Lines 8-16.

86 Emery Direct, Ex. 7, Page 20, Lines 5-9.

87 McMellen Rebuttal, Ex. 100, Page 8, Lines 18-19.

EE.      Similarly, Section 393.1700.2(3)(c)b, RSMo requires the Commission to find that the securitization process is expected to provide quantifiable net present value benefits to customers when compared to recovery of costs through other, traditional methods of ratemaking.

Decision

The question presented in these issues is essentially the same, so they will be addressed together. The traditional method of ratemaking would occur through a general rate case and would entail amortization of the costs to be recovered over a period of years with the company being allowed to recover its carrying costs during the period of amortization. In this case, the parties agree that a thirteen-year amortization would be appropriate. The amount that would be recovered will be determined through the answers to subsequent issues. The net present value comparison required by the statute will be addressed in issue number five.

D)        What is the net book value of the retired Asbury plant?

Findings of Fact

64.       Liberty’s witness, Charlotte Emery, credibly testified that the net book value of the retired Asbury plant is $159,414,474. That number is comprised of a net retired plant balance of $157,740,873, and $1,673,601 representing the value of two Asbury environmental capital projects that were abandoned when the plant was retired.88

88 Emery Surrebuttal, Ex. 8, Page 26, Lines 1-13. The environmental capital projects are addressed in issue 3 P of this order.

65.       Staff accepts the net book value amount proposed by Liberty.89

66.       Public Counsel’s witness, John S. Riley, proposed to use a net book value of $155,044,297. He took that number from testimony submitted by a Liberty witness in the company’s recent rate case.90

67.       Liberty’s witness testified that the number referenced by Public Counsel represented the company’s projection of how much of the Asbury generating plant would be retained compared to the actual net book value of the plant as of January 2020.91

68.       The net book value of the Asbury plant is a factor in the calculation of the Asbury securitization revenue requirement.92

Conclusions of Law

There are no additional conclusions of law for this issue.

Decision

The $159,414,474 net book value of the Asbury plant proposed by Liberty and accepted by Staff is the more reasonable calculation of that value. Public Counsel’s reliance on an alternative number drawn from testimony in another case that is not part of the record in this case, is not reliable.

89 Ex. 113, Page 2, Line 1.

90 Riley Rebuttal, Ex. 208, Page 7, Lines 10-13.

91 Emery Surrebuttal, Ex. 8, Page 25, Lines 14-23.

92 Ex. 113, Page 2, Line 1.

E)        Was it reasonable and prudent for Liberty to retire Asbury?

Findings of Fact

69.       Asbury Unit 1 was a coal-fired Babcock & Wilcox cyclone steam generator that was commissioned in 1970. When it began operations, it had a nominal rating of 206 MW and sourced its coal onsite via mine mouth operation. In 1990, the plant was converted to use a blend of low-sulfur Wyoming coal and local bituminous coal93

70.       A selective catalytic reduction system was installed at Asbury in 2008 to reduce nitrogen oxide emissions at a cost of $33 million.94 In 2014, the Asbury plant was retrofitted with an AQCS to comply with the federal Mercury Air Toxic Standards and the Cross State Air Pollution Rule.95

71.       The AQCS included the addition of a circulating dry scrubber to reduce sulfur dioxide emissions, a pulsejet fabric filter to reduce particulate emissions, powder activated carbon injection to control mercury emissions, conversion from forced draft to balanced draft, a new stack, and the upgrade of the steam turbine to increase efficiency. The upgraded steam turbine increased nominal output of the unit to 218 MW.96

72.       The AQCS cost $141 million in 2014.97

73.       Asbury was de-designated from the SPP and officially retired in March of 2020.98

93 Landoll Direct, Ex. 13, Page 3, Lines 12-18.

94 Graves Direct, Ex. 16, Page 6, Lines 8-9.

95 Landoll Direct, Ex. 13, Page 4, Lines 11-20.

96 Landoll Direct, Ex. 13, Page 4, Lines 15-20.

97 Graves Direct, Ex. 16, Page 6, Line 10.

98 Landoll Direct, Ex. 13, Page 5, Lines 15-17.

74.         Both the selective catalytic reduction system and the AQCS were reviewed by the Commission and allowed into Liberty’s rate base.99 Together, these systems account for 73 percent of Liberty’s total undepreciated investment in Asbury.100

75.         Liberty’s 2016 Integrated Resource Plan (IRP) study favored continued operation of Asbury until 2035. But, beginning in 2017, studies showed less economic support for continued operation of Asbury. By 2019, Liberty’s IRP showed that retirement of Asbury became the less expensive option when compared to continuing to operate the plant.101 According to that study, retiring Asbury resulted in savings over maintaining Asbury until its end of life, 94 percent of the time, on a probability-weighted basis. Calculated savings ranged from $18 million to $144 million, with an estimated savings of $93 million on a 20-year expected value basis.102

76.         In 2019, when the decision was made to retire Asbury, Liberty had a winter peak reserve margin of 391 MW, about 35 percent more than is typically needed. That meant that if Asbury were retired, Liberty would still have reserve margins above the reliability requirement throughout the projected 20-year planning window.103

99 Graves Direct, Ex. 16, Page 6, Lines 17-18.

100 Graves Direct, Ex. 16, Pages 6-7, Lines 22, 1-2.

101 Graves Direct, Ex. 16, Pages 9-10, Lines 9-23, 1-16.

102 Doll Direct, Ex. 3, Page 16, Lines 15-21.

103 Graves Direct, Ex. 16, Page 14, Lines 5-14.

77.         Power plants are scheduled and dispatched to collectively provide the right amount of power needed across a large area at any instant in time. The market system, operated by SPP, generally dispatches the least costly generating plant to satisfy total load. The result of this process is generally to dispatch the cheapest plants first. Hydro power or renewables such as wind and solar, which have no fuel costs, are often dispatched first, followed by nuclear and whichever coal or efficient gas plant is next cheapest. Finally, relatively inefficient, older plants will be dispatched. In a market region like SPP, the marginal costs of the last plant dispatched in any hour sets the market price paid to all the units then operating.104

78.         Asbury’s position on the SPP supply curve grew progressively worse between 2010 and 2019, primarily due to decreasing natural gas prices and declining cost and increasing penetration of renewable generation.105 In addition, Asbury’s marginal cost to operate had become higher than the majority of coal units in SPP. That meant it had become uneconomic for Liberty to run Asbury for much of the time.106

79.         Before 2016, Liberty had self-committed Asbury to operate as a baseload plant. It did that to meet the obligations of its coal transportation contract, which required Liberty to take minimum delivery quantities. In 2016, Liberty renegotiated its coal transportation contract to remove the minimum delivery requirements. Thereafter, Asbury was dispatched in response to market signals.107

80.         Self-commitment allowed Asbury to operate more consistently, but it also increased the risk that the unit would operate uneconomically. When a utility self-commits a particular unit, it is telling the market that this unit will run no matter what. That commitment also means that the self-committed unit will be paid at the market rate, not at its actual cost to operate. So, if the market rate is set by a lower-cost unit, such as a renewable resource, the self-committed unit will operate at a loss.108

104 Graves Direct, Ex. 16, Page 17, Footnote 19.

105 Graves Direct, Ex. 16, Pages 26-27, Lines 15-19, 1-7.

106 Graves Direct, Ex. 16, Page 27, Lines 8-12.

107 Rooney Direct, Ex. 11, Page 4, Lines 1-10

108 Transcript, Page 175-176, Lines 17-25, 1.

81.         By 2015, Asbury was showing negative net operating margins,109 and Liberty stopped self-committing Asbury in October 2016.110

82.         After it discontinued self-committing Asbury, the unit’s annual capacity factor began to decline as the market selected units with better heat rates, lower fuel costs, shorter start durations, shorter minimum downtimes, and faster ramp rates.111

83.         Despite efforts to improve its efficiency,112 by 2019, Asbury’s net capacity factor (a measure of how much a unit generates over time compared to how much it could generate if it ran at the top of its net capacity in that time) had dropped to 46.97 percent, compared to 76.42 percent in 2010.113

84.         Based on heat rate, Asbury was the least efficient coal-fired unit in Liberty’s fleet.114

85.         The market forces that made Asbury’s operation increasingly uneconomic also apply to other coal plants in the United States, such that a third of the U.S. coal fleet that was operating in 2012 has now retired.115

86.         Liberty’s 2019 IRP found that retiring Asbury in 2019 and replacing it with a mix of solar and storage would result in savings amounting to $93 million on a 20-year expected value basis.116

109 Doll Direct, Ex. 3, Page 8, Lines 18-13.

110 Doll Direct, Ex. 3, Page 8, Lines 10-14.

111 Rooney Direct, Ex. 11, Page 4, Lines 10-13.

112 Doll Direct, Ex. 3, Page 12, Lines 6-20.

113 Doll Direct, Ex. 3, Page 11, Table AJD-2 and Lines 3-9.

114 Rooney Surrebuttal, Ex. 12, Page 2, Lines 19-20. See also, Transcript, Page 177, Lines 10-11.

115 Graves Direct, Ex. 16, Page 29, Lines 11-13.

116 Graves Direct, Ex. 16, Page 21, Lines 10-18.

87.         Electric utilities choose resource options because they are expected to have the lowest costs in most, but not all circumstances. A prudent resource plan should be understood to be partially exposed to other alternatives that turn out to have lower costs in some, but not the majority of reasonably foreseeable planning scenarios.117

88.         A utility’s level of earnings is subject to periodic review and approval by regulators. If investments made by a utility result in unexpected gains through avoided costs or reduced risks, the utility will not be able to keep the upside profits beyond its next rate case. As a result, it would be unfair to assign downside losses to the utility simply because the investment loses its economic advantages before its costs are fully recovered from ratepayers, even if the particular investment is no longer used and useful.118

89.         Had Liberty continued to operate Asbury, it was reasonable to anticipate that its customers would have paid more for the plant’s increasingly higher costs relative to alternative resources.119

90.         Had Asbury continued to operate, Liberty would have had to spend an additional $20 million to upgrade its coal ash handling facilities to comply with federal regulations. That additional investment was avoided when Asbury was closed.120

91.         A study relied upon by Liberty determined that by the time the decision was made to close Asbury, the plant had a $134 million negative valuation, meaning if it were sold, Liberty would have to pay the “buyer” a substantial sum to purchase and operate the facility and assume all associated liabilities.121

117 Graves Direct, Ex. 16, Page 43, Lines 13-21.

118 Graves Direct, Ex. 16, Pages 45-46, Lines 20-24, 1-3.

119 Graves Surrebuttal, Ex. 17, Page 13, Lines 18-20.

120 Landoll Surrebuttal, Ex. 14. Page 8, Lines 5-16.

121 Landoll Direct, Ex. 13, Page 11, Lines 7-11. The valuation number was described as confidential in Landoll’s testimony, but was revealed in Doll Surrebuttal, Ex. 4, Page 5, Lines 13-16.

92.         Staff believes the early retirement of Asbury was just, reasonable and in the public interest, and the costs of that retirement should be recovered through securitization.122

93.         Renew Missouri believes securitizing the unrecovered costs related to the early retirement of Asbury serves the public interest and should be approved.123

Conclusions of Law

The Commission’s prudence standard was previously described in the Conclusions of Law relating to Winter Storm Uri costs in issue 2(F). That description will not be repeated here.

FF.        The Commission’s Electric Utility Resource Planning Rule, 20 CSR 4240-22, (the IRP rule), requires Missouri’s investor-owned electric utilities, including Liberty, to file triennial reports identifying a preferred resource plan and resource acquisition strategy. The rule also requires the electric utilities to file annual update reports about those plans.

GG.       The definition of “Energy Transition Costs” found in Section 393.1700.1(7)(a), RSMo requires that to qualify as such a cost, the retirement or abandonment of the subject electric generating facility must have been deemed reasonable and prudent by the commission through a final order issued by the commission.

HH.       The definition of “Energy Transition Costs” found in Section 393.1700.1(7)(a) specifically states that such costs include the “undepreciated investment in the retired or abandoned or to be retired or abandoned electric generating facility and any facilities ancillary thereto or used in conjunction therewith …” That means such costs can be recovered through securitization even if a plant was retired or abandoned before its cost was fully depreciated because of an early retirement.

122 McMellen Rebuttal, Ex. 100, Page 6, Lines 1-3.

123 Owen Surrebuttal, Ex. 400, Page 21, Lines 11-13.

II.          Missouri’s anti-CWIP statute, Section 393.135, RSMo, does not preclude the Commission from allowing recovery of the cost of abandoned utility property.124

Decision

The Commission’s prudence standard requires that the prudence of Liberty’s decision to close the Asbury plant be judged by asking whether the conduct was reasonable at the time it was made, based on the knowledge available to the decision makers while they were making their decision. A decision does not need to be perfect. Rather, that decision must fall within a range of reasonable decisions.

The facts, as the Commission has found them, demonstrate that Asbury was a fifty-year old coal-fired generating plant that could no longer effectively compete in the electrical generation marketplace. As a result, its continued operation had become uneconomic and a drain on both the company and its ratepayers.

The prudence of Liberty’s decision to retire Asbury is challenged only by Public Counsel. Public Counsel argues in broad terms that Liberty deliberately chose to make Asbury uncompetitive in the SPP energy marketplace so that it could justify the building of what it describes as competing wind generation resources in order to pump up the utility’s rate base. In addition, Public Counsel, largely relying on hindsight, contends that Liberty imprudently failed to account for the need for reliably dispatched generation in a Winter Storm Uri type situation. Neither argument is supported by the evidence in the record.

124 State ex rel. Union Elec. Co. v. Pub. Serv. Com’n, 687 S.W.2d 162 (Mo. banc. 1985)

Based on the evidence that is in the record, the Commission deems Liberty’s decision to retire Asbury when it did to be reasonable and prudent.

F)          What is the value of the Asbury environmental regulatory assets?

Findings of Fact

94.         The amount at issue relates to the amounts paid by Liberty for removal of asbestos at Asbury, and costs associated with the operation of ash ponds at Asbury.125 Liberty recorded them in its books as a regulatory asset as it was ordered to do by the Commission in an earlier rate case. Since these were costs spent by Liberty for environmental activities at the Asbury plant, Staff agrees with Liberty that they be included in the Asbury securitized balance.126

95.         Public Counsel’s witness, John S. Riley, did not oppose recovery of these costs, but expressed concern that this amount is also included in an Asset Retirement Obligation (ARO) related to Coal Combustion Residual impoundment for which Liberty is also seeking recovery.127

96.         An ARO is an obligation, legal or non-legal, associated with the retirement of a tangible long-lived asset for the cost of returning a piece of property to its original condition. AROs can be recognized either when the asset is placed in service or during its operational life when its removal obligation is incurred.128

125 Emery Surrebuttal, Ex. 8, Page 27, Lines12-14.

126 Bolin Surrebuttal, Ex. 103, Page 2, Lines 1-20.

127 Riley Rebuttal, Ex. 208, Pages 9-10, Lines 3-13, 1-9.

128 Bolin Rebuttal, Ex. 102, Page 9, Lines 8-11.

97.         In her surrebuttal testimony, Liberty’s witness, Charlotte Emery, explained that the amount at issue is related to the Asbury environmental regulatory asset costs that have been settled and paid by Liberty. The other ARO described by Public Counsel’s witness represents additional costs Liberty expects to incur to complete the ARO for the coal ash ponds. The amount at issue will not be included in the other ARO.129

98.         The amount at issue, updated through May 2022, is $1,643,357.130

Conclusions of Law

JJ.          The securitization statute, Section 393.1700.2,(3)(c)k allows the Commission to “specify a future rate making process to reconcile any differences between the actual securitized utility tariff costs financed by securitized utility tariff bonds and the final securitized utility tariff costs incurred by the electrical corporation. …”

Decision

The Commission finds it is appropriate to allow Liberty to include the amount of $1,643,357 in its securitized costs for Asbury environmental regulatory assets, as that amount is not also included in another ARO.

G)         What is the value of the Asbury fuel inventories? and

Q)         Should Liberty’s recovery include basemat coal at Asbury?

These are the same issue stated in different ways and the Commission will address them together.

Findings of Fact

99.         The coal pile at Asbury, or any other coal-fired generating facility includes a mat upon which the coal is piled. That mat is initially constructed of packed rock and or clay. The coal that is piled on the mat will, over the years, compress and mix into the mat as more coal is piled on top of the old coal.131

129 Emery Surrebuttal, Ex. 8, Page 28, Lines 12-18.

130 Ex. 21, Schedule CTE-9 Asbury.

131 Emery Surrebuttal, Ex. 8, Page 31, Lines 7-18.

100.       Basemat coal is the coal that has become compressed and mixed into the mat. As the utility scrapes the bottom of the pile it gets into the basemat coal/rock/clay mixture and the mixture can no longer be safely burned in the unit.132

101.       The cost of the coal that mixed into the basemat was incurred while the plant was operational, was necessary to operation of the plant, and its cost would not otherwise be recovered by Liberty.133

102.       There was no usable coal remaining at Asbury when it retired, but there was $1,924,886 of basemat coal, of which the Missouri jurisdictional portion is $1,532,832.134 Liberty proposes to include this amount in the securitized costs associated with Asbury.

103.       In Liberty’s 2019 rate case, just before Asbury closed, the Commission allowed $3,947,465 as coal inventory within the company’s rate base, representing a 60-days burn of fuel.135

104.       In a stipulation and agreement in File No. ER-2020-0311, approved by the Commission on October 7, 2020, the parties agreed to defer the unrecoverable coal to FERC Account 182.3 for future ratemaking consideration.136

105.       Staff contends Liberty used the proper amount of $1,532,832 as the value of the basemat coal to offset the $3,947,465 coal inventory value within the AAO.137

132 Transcript, Vol. 2, Page 110, Lines 1-10.

133 Emery Surrebuttal, Ex. 8, Page 31,Lines 16-18.

134 Emery Surrebuttal, Ex. 8, Page 31, Line 1.

135 Riley Rebuttal, Ex. 208, Pages 11-12, Lines 23-25, 1-2.

136 McMellen Surrebuttal, Ex. 101, Page 3, Liines 3-7.

137 McMellen Surrebuttal, Ex. 101, Page 2, Lines 6-7.

Conclusions of Law

KK.       Energy transition costs as defined at Section 393.1700.1(7)(a) include “the undepreciated investment in the retired or abandoned … electric generating facility and any facilities ancillary thereto or used in conjunction therewith.”

Decision

There was no usable coal supply at Asbury at the commencement of the AAO tracker, but the unusable basemat coal was still there. The basemat coal was acquired by Liberty over the years and was included in the company’s rate base along with the rest of its coal pile inventory. It would have recovered the value of that coal as an expense when the coal was burned. But, since the basemat coal was never burned, Liberty never recovered its cost. Consequently, the value of the basemat coal, $1,532,832, falls within the statutory definition of energy transition costs and may be securitized.

H)         What are the values of the Accumulated Deferred Income Tax (ADIT) and Excess ADIT?

Findings of Fact

ADIT

106.       The amounts calculated for the level of ADIT will vary depending upon the starting point of the calculated Asbury Energy Transition Cost Balance.138

107.       Staff’s witness, Kimberly K. Bolin, who is an accountant and serves as Director of the Financial and Business Analysis Division for the Commission, calculated a net present value of Liberty’s ADIT offset of $17,134,363.

138 Bolin Rebuttal, Ex. 102, Page 10, Lines 16-22.

108.       Bolin credibly explained that Liberty’s calculation of the net present value of its ADIT offset effectively and inappropriately discounted the ADIT twice by discounting the yearly amounts related to the remaining balance of ADIT, and then discounting the sum of the yearly amounts again.139

109.       Public Counsel’s witness, John S. Riley, testified that in his “uninformed”140 opinion the requirements of the securitization statute are not applicable at this time.141

110.      Until all inputs, including the interest rates that the securitized bonds will carry, are determined, it is not possible to calculate the exact amount of ADIT offset at this time.142

Excess ADIT

111.       Excess ADIT represents an amount to be returned to customers as established in Liberty’s 2019 rate case, ER-2019-0374. That offset should reflect the value established in that case reduced by the customer collections received for that amount while rates established by that case were in effect, a period between September 16, 2020 and June 1, 2022.143

112.       Staff and Liberty agree that the Excess ADIT offset should be $12,313,459.144

139 Bolin Rebuttal, Ex. 102, Page 11, Lines 10-14.

140 Riley testified that “I see this recalculation as a confiscatory act, but that is my uninformed opinion as I have not sought the advice of counsel regarding what this new law requires or allows”. Riley Rebuttal, Ex. 208, Page 13, Lines 6-8.

141 Riley Rebuttal, Ex. 208, Page 13, Lines 6-10.

142 Transcript, Vol. 3, Page 236, Lines 4-9.

143 Bolin Surrebuttal, Ex. 103, Page 4, Lines 15-22.

144 Bolin Rebuttal, Ex. 102, Page 12, Lines 6-8. See also, Transcript, Vol 3, Page 237, Lines 6-8.

113.       Public Counsel proposed that the Excess ADIT offset should be $16,934,393, which is the amount established in ER-2019-0374 without any adjustment for amounts collected in the rates established in that rate case. Public Counsel asserts that “[o]nce the plant associated with the deferred taxes is retired, the clock stops on the deferred taxes as well.” Public Counsel cites no authority for that statement.145

Conclusions of Law

LL.         Section 393.1700.2(3)(c)m requires a financing order to include:

[A] procedure for the treatment of accumulated deferred income taxes and excess deferred income taxes in connection with the retired or abandoned or to be retired or abandoned electric generating facility, or in connection with retired or abandoned facilities included in qualified extraordinary costs. The accumulated deferred income taxes, including excess deferred income taxes, shall be excluded from rate base in future general rate cases and the net tax benefits relating to amounts that will be recovered through the issuance of securitized utility tariff bonds shall be credited to retail customers by reducing the amount of such securitized utility tariff bonds that could otherwise be issued. The customer credit shall include the net present value of the tax benefits, calculated using a discount rate equal to the expected interest rate of the securitized utility tariff bonds, for the estimated accumulated and excess deferred income taxes at the time of securitization including timing differences created by the issuance of securitized utility tariff bonds amortized over the period of the bonds multiplied by the expected interest rate on such securitized utility tariff bonds.

This provision ensures that ADIT and Excess ADIT are excluded from Liberty’s ratebase in future general rate cases. Thus, ratepayers no longer benefit from the ADIT and Excess ADIT balance in future rate cases after receiving a credit for those balances in this securitization case.

Decision

The ADIT offset to the Asbury Energy Transition Cost balance is properly calculated using the methodology used by Staff witness Kim Bolin. Public Counsel’s witness proposes to simply ignore the requirements of the statute, and the Commission finds his testimony to be not credible.

145 Riley Rebuttal, Ex. 208, Page 14, Lines 8-12.

The Excess ADIT offset is $12,313,459. Public Counsel’s suggestion that the Excess ADIT amount established in ER-2019-0374 should not be adjusted by the amounts collected in the rates established in that case is not supported by the law or the facts.

I)           What is the value of the Asbury AAO regulatory liability?

Findings of Fact

114.       When Asbury ceased generating power the costs associated with operating it had been included in the rates established in Liberty’s 2019 general rate case, ER-2019-0374. The financial impact of the closure was unknown at that time so a stipulation and agreement approved by the Commission listed specific rate elements that were to be tracked by Liberty to reflect the impact of the closure of Asbury, beginning January 1, 2020.146

115.       The rate components included in the AAO liability are the return on the unrecovered Asbury investment, depreciation expense, all non-fuel/non-labor operating and maintenance expenses, property taxes, and non-labor Asbury retirement/decommissioning costs.147

116.       The return on the Asbury component of the regulatory liability should be used to offset Liberty’s net balance of costs to be securitized. Including that component recognizes that Liberty’s customers have been paying a full return on Asbury in rates since the unit was effectively retired in December 2019, and that amount should be returned to customers.148

146 McMellen Rebuttal, Ex. 100, Pages 8-9, Lines 21-23, 1-2.

147 McMellen Rebuttal, Ex. 100, Page 9, Lines 5-7.

148 McMellen Rebuttal, Ex. 100, Page 9, Lines 13-20.

117.       Public Counsel challenged Liberty’s calculation of the amount of property taxes to be included in the AAO regulatory liability. Public Counsel contended three full years of taxes should be included in the calculation, even though recovery from ratepayers for those taxes only occurred for 29 months during the pendency of the rates established in ER-2019-0374.149 Public Counsel abandoned this position in its initial brief and now accepts the amount of taxes calculated by Liberty.150

Conclusions of Law

There are no additional conclusions of law for this issue.

Decision

This issue is largely a determination of a number to be used to offset a portion of the Asbury related energy transition cost balance to reflect the costs that were recovered from ratepayers after the unit was closed. The number will be impacted by resolution of several other issues addressed in this order. Based on the decisions made regarding those other issues, the value of the Asbury AAO regulatory liability is $78,691,414.

J)          What are the likely Asbury decommissioning costs?

Findings of Fact

118.       Although Asbury is closed, Liberty is still working to decommission and dismantle the plant.151

149 Riley Rebuttal, Ex. 208, Pages 18-19, Lines 23-25, 1-2.

150 The Office of the Public Counsel’s Initial Brief, Page 28.

151 Landoll Direct, Ex. 13, Page 5, Lines 19-20.

119.       Liberty developed a three-phase plan for final disposition of the Asbury facility. Phase 1 was a study phase, Phase 2 includes development of work plans, schedules, engineering plans and specifications, etc., concluding with bid documents for the demolition of the selected facilities. Phase 3 is planned to include finalization of bid documents, revision of cost estimates, bid administration, construction management, demolition of the facilities, reporting, and project accounting. Phase 3 is tentatively scheduled to be completed in 2024.152

120.       Liberty provided estimates of costs for Phase 2 and Phase 3.153 Those estimates are $4 million for Phase 2 ($3,541,054 Missouri jurisdictional) and $6.4 million in direct costs ($5,665,687 Missouri jurisdictional) for Phase 3.154

121.       Liberty’s cost estimates for Phase 3 do not include a salvage value that Liberty will receive for the demolished assets.155

122.       Staff proposes to include $4 million for Phase 2 costs, but would partially offset the Phase 3 costs with the salvage value estimated in a study prepared by Black & Veatch.156

123.       Liberty does not necessarily oppose inclusion of salvage value, but suggests it may be more beneficial to ratepayers to not include the salvage value in the securitization bond amount and instead allow for its recovery in a future rate case.157

124.       Public Counsel proposed to include $5,665,687 (Missouri jurisdictional) for Phase 3, offset by the salvage value. Or in the alternative, Public Counsel would exclude Phase 3 costs entirely.158

152 Landoll Direct, Ex. 13, Pages. 9-10, Lines 19-24, 1-14.

153 Landoll Direct, Ex. 13, Page 15, Lines 10-11.

154 Emery Surrebuttal, Ex. 8, Schedule CTE-2 Asbury.

155 Bolin Rebuttal, Ex. 102, Page 8, Lines 2-3.

156 Bolin Rebuttal, Ex. 102, Page 8, Lines 6-7. The number used by Staff is confidential, but it can be found in Black & Veatch’s report, which is found at Landoll Direct, Ex. 13, Schedule DWL-2, Page 8 of 9. See also, Landoll Surrebuttal, Ex. 14, Page 5, Lines 10-11.

157 Emery Surrebuttal, Ex. 8, Page 13, Lines 9-18.

158 The Office of the Public Counsel’s Initial Brief, Page 26.

Conclusions of Law

MM.      The definition of “energy transition costs” in Section 393.1700.1(7)(a) includes “costs of decommissioning and restoring the site of the electric generating facility.”

NN.       Section 393.1700.2(3)(c)k, RSMo, requires that this order provide for a reconciliation process that would require Liberty to reconcile any differences between the actual securitized utility tariff costs financed by securitized utility tariff bonds and the final securitized tariff costs incurred by the utility through a future rate case.

Decision

The numbers associated with this issue are only estimates for inclusion in the securitized costs. The actual costs will be reconciled in a future rate case. There is no disagreement among the parties about inclusion of the estimated decommissioning costs for Phase 2. The only disagreement about Phase 3 decommissioning costs is whether to partially offset those anticipated costs with anticipated salvage proceeds. The Commission finds that it is appropriate to offset the estimated decommissioning costs with the anticipated salvage proceeds rather than waiting to credit those proceeds to ratepayers in a future rate case. If not offset, the Commission would be asking ratepayers to pay now for money Liberty may not spend for several years, but would be making them wait until a future rate case to have the salvage proceeds credited to them.

K)          What are the likely Asbury retirement obligations?

Findings of Fact

125.       An Asset Retirement Obligation (ARO) is an obligation, legal or non-legal, associated with the retirement of a tangible long-lived asset for the cost of returning a piece of property to its original condition. AROs can be recognized either when the asset is placed in service or during its operational life when its removal obligation is incurred.159

126.       Liberty included AROs in the total amount of $21,282,684 (Missouri jurisdictional) for asbestos removal and coal combustion residuals impoundment in its proposed securitization balance for the retirement of Asbury.160

127.       Staff initially opposed inclusion of either the asbestos or the coal combustion residuals ARO in the securitization balance. However, after reviewing the surrebuttal testimony of Liberty, Staff agreed that Liberty should be allowed to include an ARO for the coal combustion residuals in the amount of $16,995,561.161

128.        The AROs are estimates of future costs. Any variance from actual costs incurred will be tracked by Liberty and reconciled in a future rate case.162

129.        Inclusion of the AROs in the securitization balance will benefit ratepayers in that if Liberty recovered these costs through traditional ratemaking it would also recover carrying costs until the time of recovery.163

Conclusions of Law

The conclusions of law for this issue are the same as for issue 3J and will not be repeated.

Decision

Staff and Public Counsel continue to oppose inclusion of the ARO for asbestos removal, arguing that the amount of the ARO has not been properly documented.

159 Bolin Rebuttal, Ex. 102, Page 9, Lines 8-11.

160 Emery Surrebuttal, Ex. 8, Schedule CTE-2 Asbury.

161 Transcript, Vol. 3, Page 231, Lines 17-21.

162 Emery Surrebuttal, Ex. 8, Pages 12-13, Lines 23-24, 1-4.

163 Emery Surrebuttal, Ex. 8, Page 12, Lines 9-16.

However, the estimates and the actual costs incurred will be reconciled, and allowing Liberty to recover these costs through securitization will reduce the amount that would be paid by ratepayers if they are not securitized. The Commission will allow Liberty to include AROs totaling $21,282,684 within its securitization balance.

L)          What is the appropriate amount for Cash Working Capital?

Findings of Fact

130.        The Commission’s order in Liberty’s 2019 rate case that established an AAO directed Liberty to track the monthly impact of Asbury’s retirement on cash working capital.164

131.       Since Liberty did not have an authorized cash working capital amount specific to Asbury, it made a reasonable estimate by taking the Asbury baseline revenue requirement amounts and determining what percentage it was of the total base rate revenue requirement amount authorized in that prior rate case. Liberty then applied that percentage to the total amount of cash working capital approved in that rate case to determine the amount of cash working capital in base rates that was associated with Asbury.165

132.        Public Counsel’s witness, John S. Riley, calculated a cash working capital amount by making multiple assumptions and adjustment to calculate a new cash working capital value for the retired Asbury plant.166

164 Emery Surrebuttal, Ex. 8, Pages 29-30, Lines 24, 1-2.

165 Emery Surrebuttal, Ex. 8, Page 30, Lines 2-9.

166 Riley Rebuttal, Ex. 208, Page 8, Lines 1-20.

133.       Public Counsel’s calculation of cash working capital is inappropriate in that it does not factor in what Liberty’s customers were actually paying for cash working capital related to Asbury during the period covered by the AAO.167

Conclusions of Law

There are no additional conclusions of law for this issue.

Decision

The AAO that directed Liberty to track the costs associated with the retirement of Asbury was intended to allow future rate adjustments to compensate ratepayers for costs included in rates to pay for operation of the closed Asbury plant. For that reason, the calculation of the cash working capital associated with Asbury must take into account the actual amounts paid by ratepayers and should not be an attempt to recalculate a hypothetical cash working capital amount for the closed plant as was performed by Public Counsel’s witness. The Commission finds that the amount of cash working capital calculated by Liberty and accepted by Staff is appropriate.

M)         Should Liberty’s recovery reflect a disallowance of the remaining cost of the Air Quality Control System (ACQS), and if so, how much?

Findings of Fact

134.       A selective catalytic reduction system was installed at Asbury in 2008 to reduce nitrogen oxide emissions at a cost of $33 million.168 In 2014, the Asbury plant was retrofitted with an AQCS to comply with the federal Mercury Air Toxic Standards and the Cross State Air Pollution Rule.169

167 Emery Surrebuttal, Ex. 8, Page 30, Lines 9-11.

168 Graves Direct, Ex. 16, Page 6, Lines 8-9.

169 Landoll Direct, Ex. 13, Page 4, Lines 11-20.

135.       The AQCS included the addition of a circulating dry scrubber to reduce sulfur dioxide emissions, a pulsejet fabric filter to reduce particulate emissions, powder activated carbon injection to control mercury emissions, conversion from forced draft to balanced draft, a new stack, and the upgrade of the steam turbine to increase efficiency. The upgraded steam turbine increased nominal output of the unit to 218 MW.170

136.        The AQCS cost $141 million in 2014.171

137.       Asbury was de-designated from the SPP and officially retired in March of 2020.172

138.       Both the selective catalytic reduction system and the AQCS were reviewed by the Commission and allowed into Liberty’s rate base.173 Together, these systems account for 73 percent of Liberty’s total undepreciated investment in Asbury.174

139.       Public Counsel did not challenge the prudence of Liberty’s decision to invest in the AQCS and other environmental upgrades at the time and does not challenge the prudence of that decision now.175

140.       Public Counsel challenges Liberty’s recovery of the costs of the AQCS on principles of “used and useful”, matters of equity and fairness, and because the retirement was entirely the result of actions taken by Liberty’s management from the excess capacity it momentarily created.176

170 Landoll Direct, Ex. 13, Page 4, Lines 15-20.

171 Graves Direct, Ex. 16, Page 6, Line 10.

172 Landoll Direct, Ex. 13, Page 5, Lines 15-17.

173 Graves Direct, Ex. 16, Page 6, Lines 17-18.

174 Graves Direct, Ex. 16, Pages 6-7, Lines 22, 1-2.

175 Marke Rebuttal, Ex. 204, Page 8, Lines 8-10.

176 Marke Rebuttal, Ex. 204, Page 45, Lines 14-18.

Conclusions of Law

OO.       The definition of “Energy Transition Costs” found in Section 393.1700.1(7)(a) specifically states that such costs include the “undepreciated investment in the retired or abandoned or to be retired or abandoned electric generating facility and any facilities ancillary thereto or used in conjunction therewith …” That means such costs can be recovered through securitization even if a plant was retired or abandoned before its cost was fully depreciated because of an early retirement.

Decision

The Commission has previously determined that Liberty’s decision to retire Asbury was prudent (see issue 3E). This issue is just a statement of the means by which Public Counsel asks the Commission to remedy the alleged imprudence of the decision to retire Asbury. As such, there is no need for the Commission to revisit that decision. Consistent with its decision in issue 3E, the Commission will not disallow the remaining cost of the AQCS.

N)          Should Liberty’s recovery reflect a disallowance for income tax deductions for Asbury abandonment?

Findings of Fact

141.       Public Counsel asserts that Liberty has enjoyed a tax benefit because it wrote-off Asbury in 2020 and the last three months of 2019. Public Counsel asserts this is a benefit directly associated with the retirement of Asbury and should be included in the AAO totals established to track the costs associated with that retirement. Public Counsel calculated a tax benefit of $16.5 million, which it applied to the AAO liability.177

177 Riley Rebuttal, Ex. 208, Page 19, Lines 7-16.

142.       This tax benefit is a normal timing item that is treated the same as any ADIT item in rates. A regulatory asset was established for the net book value of Asbury. This regulatory asset has deferred taxes associated with it. As this regulatory asset gets amortized, the amortization expense is added back for taxable income purposes with no corresponding tax deduction because Asbury qualified as an abandonment for tax purposes already.178

Conclusions of Law

PP.        Section 393.1700.2(3)(c)m requires a financing order to include:

[A] procedure for the treatment of accumulated deferred income taxes and excess deferred income taxes in connection with the retired or abandoned or to be retired or abandoned electric generating facility, or in connection with retired or abandoned facilities included in qualified extraordinary costs. The accumulated deferred income taxes, including excess deferred income taxes, shall be excluded from rate base in future general rate cases and the net tax benefits relating to amounts that will be recovered through the issuance of securitized utility tariff bonds shall be credited to retail customers by reducing the amount of such securitized utility tariff bonds that could otherwise be issued. The customer credit shall include the net present value of the tax benefits, calculated using a discount rate equal to the expected interest rate of the securitized utility tariff bonds, for the estimated accumulated and excess deferred income taxes at the time of securitization including timing differences created by the issuance of securitized utility tariff bonds amortized over the period of the bonds multiplied by the expected interest rate on such securitized utility tariff bonds.

Decision

Public Counsel’s proposed disallowance for income tax deductions for Asbury abandonment is unnecessary and will not be imposed.

178 Emery Surrebuttal, Ex. 8, Page 37, Lines 1-12.

O)          Should Liberty’s recovery reflect a disallowance for labor at Asbury?

Findings of Fact

143.       In the 2019 rate case, ratepayers funded labor expenses at Asbury that were not incurred after the plant was closed. That expense was tracked in the AAO and Public Counsel argues those costs should be included in the amount of the AAO offset to securitized costs.179 Public Counsel calculated the amount of the proposed disallowance as $6,988,710.180

144.       All Asbury employees were retained and were either transferred to other departments within the company or stayed at Asbury to work on the decommissioning.181 These employees filled positions elsewhere at Liberty that were needed to provide safe and adequate service to ratepayers.182

Conclusions of Law

There are no additional conclusions of law for this issue.

Decision

The labor costs identified by Public Counsel were not spent to provide service to ratepayers at an operating Asbury plant. But those costs were still used to provide service to those ratepayers through other operations of Liberty. Public Counsel’s proposed disallowance for labor at Asbury is unnecessary and will not be imposed.

179 Riley Rebuttal, Ex. 208, Page 18, Lines 7-14.

180 Riley Surrebuttal, Ex. 209, Schedule JSR-S-01, Page 2.

181 Emery Surrebuttal, Ex. 8, Page 36, Lines 6-8.

182 McMellen Surrebuttal, Ex. 101, Page 4, Lines 2-5.

P)          Should Liberty’s recovery include amounts for abandoned environmental capital projects?

Findings of Fact

145.       In addition to the net retired plant balance for the Asbury plant, Liberty included in its proposed securitization balance the amount of $1,673,601 in costs related to two Asbury environmental projects that were abandoned when the plant was closed. These costs were included in both construction work in progress (CWIP) and removal work in progress (RWIP) accounts.183

146.       Public Counsel’s witness, John S. Riley, contends these amounts are CWIP that was abandoned and should be excluded from Liberty’s recovery by authority of Section 393.135, RSMo.184

Conclusions of Law

QQ.       Section 393.135, RSMo, 2016 states:

Any charge made or demanded by an electrical corporation for service, or in connection therewith, which is based on the costs of construction in progress upon any existing or new facility of the electrical corporation, or any other cost associated with owning, operating, maintaining, or financing any property before it is fully operational and used for service, is unjust and unreasonable, and is prohibited.

RR.        The Missouri Supreme Court has held that Section 393.135, RSMo, 2016 does not “have the purpose, and does not have the effect, of divesting the Commission of the authority to make any allowance at all on account of construction which is definitely abandoned.185

183 Emery Surrebuttal, Ex. 8, Page 26, Lines 3-6.

184 Riley Rebuttal, Ex. 208, Page 6, Lines 5-10.

185 State ex rel. Union Elec. Co. v. Pub. Serv. Com’n, 687 S.W.2d 162, 168 (Mo. banc 1985). (emphasis in original).

SS.         The Missouri Court of Appeals has held that “the utility property upon which a rate of return can be earned must be utilized to provide service to customers. That is, it must be used and useful.”186

TT.        The fact that a cost item is no longer used and useful does not prevent a utility from recovering the cost of that item so long as it is not seeking to earn a return on that investment.187

UU.       Energy transition costs as defined at Section 393.1700.1(7)(a) include “the undepreciated investment in the retired or abandoned … electric generating facility and any facilities ancillary thereto or used in conjunction therewith.”

Decision

The cost of the abandoned environmental projects at Asbury meet the definition of energy transition costs as defined by the securitization statute. As such those costs may be recovered through securitization. However, those costs would not be includible in Liberty’s ratebase and thus it may not recover a return on those investments

Q)          Should Liberty’s recovery include basemat coal at Asbury?

This issue was previously considered and resolved along with issue 3G.

186 State ex rel. Union Elec. Co. v. Pub. Serv. Com’s of State of Mo. 765 S.W.2d 618, 622 (Mo. App. W.D. 1988.

187State ex rel. Missouri Office of Pub. Counsel v. Pub. Serv. Com’n, 293 S.W.3d 63 (Mo. App. S.D. 2009_

R)          Should Liberty’s recovery include non-labor Asbury retirement costs?

Findings of Fact

147.        Liberty and Staff included $3,936,502 in the AAO balance as non-labor Asbury Retirement Decommissioning Costs. Liberty was ordered to track those costs in Liberty’s 2019 rate case, ER-2019-0374.188

148.       Public Counsel did not challenge the number, but offered an opinion that the costs should not be included in the final AAO calculation, but should instead be addressed in Liberty’s next general rate case.189

Conclusions of Law

VV.        The definition of “energy transition costs” in Section 393.1700.1(7)(a) includes “costs of decommissioning and restoring the site of the electric generating facility.”

Decision

The non-labor Asbury retirement costs fall within the statutory definition of energy transition costs that may be recovered through securitization. Other than a bare statement, Public Counsel has not offered any explanation of why they should not be recovered in that manner. The Commission will allow these costs to be recovered through securitization.

188 Emery Surrebuttal, Ex. 8, Page 36, Lines 18-23.

189 Riley Surrebuttal, Ex, 209, Page 6, Lines 9-13.

S)          What is the amount of depreciation expense?

Findings of Fact

149.        In Liberty’s 2019 rate case, ER-2019-0374, the Commission ordered Liberty to establish an AAO to track costs associated with the recently closed Asbury plant. Among the items to be tracked was accumulated depreciation,   starting January 1, 2020.190

150.       Staff calculated accumulated depreciation for that period as ($24,349,929.)191

151.       Liberty calculated the amount of depreciation expense to be included in the Asbury regulatory liability to be ($23,480,289).192

152.       Asbury’s last day of generating power was December 12, 2019, when its coal supply was exhausted.193

153.       Asbury was officially retired on March 1, 2020, after Liberty notified SPP of the planned retirement.194

154.       Staff included January and February 2020 Asbury costs and benefits in its calculations of the Asbury AAO asset and liability.195

155.       Public Counsel calculated depreciation using Staff’s depreciation rates from Liberty’s 2019 rate case of $11,179,375 per year, less the remaining plant expense established in the 2021 case of $314,035 per year. The result is $10,865,340 per year. Taking the monthly average and extending it out for 30 months provides a total depreciation expense for the AAO period of $27,163,350.196

190 Emery Direct, Ex 7, Page 6, Lines 6-24.

191 Ex. 113, Page 3, Line 14, Column f and Ex. 116, Page 2, Line 14.

192 Emery Surrebuttal, Ex. 8, Page 36, Lines 9-16. Ex 21, Schedule CTE-6

193 Mantle Rebuttal, Ex. 200, Page 19, Footnote 13.

194 Doll Surrebuttal, Ex. 4, Page 4, Lines 19-22.

195 McMellen Rebuttal, Ex, 100, Page 6, Lines 13-14.

196 Riley Rebuttal, Ex. 208, Pages 17-18, Lines 22-24-1-2.

156.       Public Counsel’s calculation improperly utilizes the remaining plant balance established in the 2021 rate case, which does not represent the amount embedded in the rates established in the 2019 rate case that were the basis for the AAO.197 In addition, the period of the AAO was from January 1, 2020 through May 2022, a period of 29, not 30 months.

Conclusions of Law

There are no additional conclusions of law for this issue.

Decision

The Commission finds that Asbury was effectively retired in December 2019, when it ceased producing electricity. Therefore, Staff’s calculation of depreciation, which includes the months of January and February 2020, is appropriate and is adopted.

T)          What are the appropriate carrying costs for Asbury?

U)          What is the appropriate rate(s) of return that should be used to calculate the amount of recovery?

These two issues are closely related and will be addressed together.

Findings of Fact

157.       Liberty proposes to include within the energy transition costs to be recovered through securitization carrying charges based on its WACC, which the Commission set at 6.77 percent in Liberty’s 2019 rate case, File No. ER-2019-0374.198 Liberty contends those carrying charges should be recovered for the period after the property was retired through the issuance of the securitized bonds.199

197 Emery Surrebuttal, Ex. 8, Page 36, Lines 13-16.

198 Emery Direct, Page 15, lines 11-13.

199 Emery Surrebuttal, Page 20, Lines 17-19.

158.       Staff agrees that Liberty should be allowed to recovery carrying costs, but contends recovery at Liberty’s long-term debt rate of 4.65 percent is more appropriate for the relatively short period of time the carrying costs would be applied. Staff proposes that the carrying costs be allowed only beginning in May 2022 until the issuance of the securitized bonds.200

159.       Public Counsel proposes that Liberty should not be allowed any carrying costs on Asbury undepreciated assets.201

Conclusions of Law

WW.     The definition of “energy transition costs” found in Section 393.1700.1(7)(a) RSMo, includes “accrued carrying charges” as a cost that may be recovered.

XX.       Section 393.1700.2(3)(c)a RSMo, requires that a financing order issued by the Commission include a finding that recovery of securitized utility tariff costs to be financed using securitized utility tariff bonds is “just and reasonable”.

YY.        In a 1988 case, the Missouri Court of Appeals upheld a Commission decision to deny rate recovery of $106.3 million for cancellation costs related to the abandoned Callaway II nuclear plant. The Commission had found that such cancellation costs were not a just and reasonable expense to be placed in rates and charged to ratepayers. In upholding the Commission’s decision, the Court of Appeals held that “the utility property upon which a rate of return can be earned must be utilized to provide service to customers. That is, it must be used and useful.”202

Decision

There are three issues to be resolved. The first is whether Liberty should be allowed to include any carrying costs within its securitization. The second is the rate of return that should be applied to any allowed carrying costs. The third is a determination of the period for which carrying costs will be recovered through the securitization.

200 McMellen Rebuttal, Ex. 100, Page 8, Lines 1-3.

201 Murray Rebuttal, Ex. 206, Page 9, Lines 1-11.

202 State ex rel. Union Elec. Co. v. Pub. Serv. Com’s of State of Mo. 765 S.W.2d 618, 622 (Mo. App. W.D. 1988.

As the Commission has concluded above, Missouri law generally holds that for a utility to be able to recover a return on a property, that property must be used and useful. However, the securitization statute specifically includes carrying costs within the definition of energy transition costs that can be recovered through securitization. Nevertheless, nothing is the statute defines carrying costs or mandates that they be included for recovery through securitization. Further, the securitization statute also requires the Commission find that the amount to be securitized is just and reasonable.

Here, Liberty is seeking to recover its full carrying costs on a generation facility that has not been used and useful since its effective retirement in December 2019. The Commission finds that such full recovery is not just and reasonable. Under these circumstances a more limited recovery of carrying costs for the period after the Asbury plant was removed from Liberty’s rates, beginning in June 2022 is just and reasonable.

For the same reason, the Commission finds it just and reasonable to allow Liberty to recover those carrying costs at its 4.65 percent cost of long-term debt rather than at is WACC.

V)          What is the appropriate discount rate to use to calculate the net present value of Asbury costs that would be recovered through traditional ratemaking?

Findings of Fact

160.       Liberty uses its WACC of 6.77 percent to calculate the net present value of Asbury cost that would be recovered through traditional rate making.203

203 Emery Direct, Ex. 7, Page 20, Lines 1-9.

161.          Staff concurred in the use of Liberty’s WACC of 6.77 percent to make that comparison.204

162.          Public Counsel argues the comparison should be made using a discount rate based on the bond rate on the securitized bonds. This comparison would show little value to the securitization.205

Conclusions of Law

ZZ.           Section 393.1700.2(1)(f) requires an applicant for authority to securitize energy transition costs to include in their application:

A comparison between the net present value of the costs to customers that are estimated to result from the issuance of securitized utility tariff bonds and the costs that would result from the application of the traditional method of financing and recovering the undepreciated investment of facilities that may become securitized utility tariff costs from customers. This comparison should demonstrate that the issuance of securitized utility tariff bonds and the imposition of securitized utility tariff charges are expected to provide quantifiable net present value benefits to customers.

Liberty fulfilled this legal requirement and its net present value comparison showed a benefit to customers of approximately $48.3 million.206

AAA.      Section 393.1700.2(2)(e) imposes a similar requirement on an applicant for authority to securitize qualified extraordinary costs. Liberty fulfilled this legal requirement and its net present value comparison showed a benefit to customers of approximately $65.6 million.207

BBB.        Section 393.1700.2(3)(c)b requires that this order include:

A finding that the proposed issuance of securitized utility tariff bonds and the imposition and collection of a securitized utility tariff charge are just and reasonable and in the public interest and are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds. …

204	Davis Rebuttal, Ex. 107, Page 5, Lines 4-7.

205	Murray Rebuttal, Ex. 206, Page 15, Lines 1-14.

206	Emery Direct, Ex 7, Page 20, Line 8.

207	Hall Direct, Ex. 6, Page 10, Lines 6-7.

Decision

The purpose of the net present value comparison required by the statute is to estimate what, if any, savings will be delivered to customers if the securitization proceeds. To accomplish that purpose a reasonable discount rate should be used in the net present value calculation of the estimated costs for traditional financing absent securitization. Public Counsel’s suggested discount rate would not result in a reasonable comparison and is rejected. The WACC of 6.77 percent suggested by Liberty and Staff is appropriate and is adopted.

4)              What are the estimated upfront and ongoing financing costs associated with securitizing qualified extraordinary costs associated with Winter Storm Uri and the energy transition costs associated with Asbury?

Findings of Fact

163.         Liberty estimates that the upfront financing cost associated with securitizing the Winter Storm Uri costs is $3,655,297, excluding the cost of the Commission’s consultants. Liberty estimated the ongoing financing costs to be $410,850 per year, or $34,237 per month.208

164.         Liberty estimates that the upfront financing costs associated with securitizing the Asbury costs is $3,264,961, excluding the cost of the Commission’s consultants. The ongoing financing costs for Asbury were estimated to be $343,039 per year, or $28,587 per month.209

208	Emery Surrebuttal, Ex. 8, Schedule CTE-1 Storm Uri.

209	Emery Surrebuttal, Ex. 8, Schedule CTE-1 Asbury.

165.          Liberty is seeking to securitize only the upfront financing costs, not the ongoing financing costs.210

166.          It is customary to include upfront financing costs in the principal amount of securitized utility tariff bonds.211

167.          Upfront and ongoing financing costs of securitization are comprised of a mix of costs that are fixed and less dependent on deal size and costs that are variable and tied to the size of the deal.212

168.          Considering that the Commission has ordered lower securitization amounts and will be issuing a single, combined financing order, the upfront financing costs should be somewhat lower than originally estimated by Liberty. Liberty estimates that upfront financing cost associated with consolidating the securitization of Asbury and Winter Storm Uri costs range from $5.4 million to $5.6 million, excluding the cost of the Commission’s consultants.213

169.          Staff estimates that the costs of its consultants are approximately $2.3 million.214

170.         Combined, Staff estimates total upfront financing costs of approximately $6.2 million, plus approximately $37,000 per month in on-going financing costs.215

210	Emery Surrebuttal, Ex 8, Schedule CTE-2

211	Davis Rebuttal, Ex. 107, Page 6, Lines 6-8.

212	Davis Rebuttal, Ex 107, Page 6, Lines 11-13.

213	Ex. 24.

214	Ex. 113.

215	Davis Rebuttal, Ex 107, Schedule MD-1.

Conclusions of Law

CCC.        Section 393.1700.2(3)(c)a RSMo, requires the Commission to include in its securitization order a description and estimate of the amount of financing costs that may be recovered through securitized utility tariff charges.

DDD.       Section 393.1700.2(3)(c)e RSMo, requires the Commission to include in its securitization order:

A formula-based true-up mechanism for making, at least annually, expeditious periodic adjustments in the securitized utility tariff charges that customers are required to pay pursuant to the financing order and for making any adjustments that are necessary to correct for any overcollection or undercollection of the charges or to otherwise ensure the timely payment of securitized utility tariff bonds and financing costs and other required amounts and charges payable under the securitized utility tariff bonds.

EEE.         A list of items meeting the definition of “Financing Costs” is found at Section 393.1700.1(8) RSMo.

FFF.        Section 393.1700.1(16) RSMo includes “financing costs” as items that may be included in a “securitized utility tariff charge.” Subsection 393.1700.1(16)(f) authorizes the Commission to employ financial advisors and legal counsel to assist it in processing a financing application and to include the associated costs as financing costs.

Decision

As previously concluded, the securitization statute requires only an estimate of financing costs. The final financing costs will not be known until the bonds are issued. The Commission will use Liberty’s estimate that reflects the benefits of consolidation in the amount of $5.6 million for upfront financing costs plus Staff’s estimate of the upfront financing costs associated with their consultant in the amount of $2.3 million for a total of $7.9 million in estimated upfront financing costs. The Commission will use approximately $37,000 per month in ongoing financing costs.

5)             Would issuance of securitized utility tariff bonds and imposition of securitized utility tariff charges provide quantifiable net present value benefits to customers as compared to recovery of the securitized utility tariff costs that would be incurred absent the issuance of bonds?

Findings of Fact

171.         In its direct testimony, filed along with its application, Liberty calculated a benefit to customers from securitizing energy transition costs amounting to approximately $48.3 million.216

172.          In its direct testimony, filed along with its application, Liberty calculated a benefit to customers from securitizing qualified extraordinary costs amounting to approximately $65.6 million.217

173.         Staff concurred that in most of the scenarios it analyzed, customers will benefit from securitizing energy transition costs and qualified extraordinary costs, including benefits from consolidating securitization of those costs in a single bond offering.218

Conclusions of Law

GGG.        Section 393.1700.2(3)(c)b requires that this order include:

A finding that the proposed issuance of securitized utility tariff bonds and the imposition and collection of a securitized utility tariff charge are just and reasonable and in the public interest and are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds. …

216	Emery Direct, Ex. 7, Page 20, Line 8.

217	Hall Direct, Ex. 6, Page 10, Lines 6-7.

218	Ex. 118.

The statute does not require the order to include a quantification of the amount of savings. Rather, it simply requires a finding that there will be expected savings.

Decision

Based on the calculations prepared by Liberty and Staff, the Commission finds that the proposed issuance of securitized utility tariff bonds are expected to provide quantifiable net present value benefits to customers has compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds. This conclusion remains true despite the Commission’s decisions to use inputs that differ from those proposed by the parties, as demonstrated in the multiple scenarios described by Staff.

A)             What is the appropriate discount rate to use to calculate net present value of securitized utility tariff costs that would be recovered for Winter Storm Uri and Asbury through securitization?

Findings of Fact

174.          The bond markets are continuing to change and as a result, the actual bond rates are not yet knowable and will likely change between now and when the bonds are issued. By the time of the hearing in June 2022, the expected weighted bond interest rate, which was 2.47 percent in January 2022, had risen to 4.28 percent.219

175.          Staff suggests the discount rate for Winter Storm Uri costs should also be evaluated based on the short-term or long-term cost of debt, and the discount rate for Asbury should be evaluated based on the authorized WACC of 6.77 percent, resulting in a weighted blended interest rate of 5.16 percent.220

219	Transcript, Vol. 7, Pages 525-526, Lines 23-25, 1-21.

220	Ex. 118.

Conclusions of Law

There are no additional conclusions of law for this issue.

Decision

The Commission finds that the weighted blended interest rate of 5.16 percent proposed by Staff is appropriate.

6)             Regarding any designated staff representatives who may be advised by a financial advisor or advisors, what provision or procedures should the Commission order to implement the requirements of Section 393.1700.2(3)(h)?

7)             What other conditions, if any, are appropriate and not inconsistent with Section 393.1700, RSMo (Supp. 2021), to be included in the financing order?

Findings of Fact

176.          Many details about the securitization bonds are not yet known and will not be known until the bonds are ready to be issued. The Commission needs to ensure that the securitization will likely provide quantifiable net present value to the benefit of the utility’s customers. As a result, review and input from the Commission’s Staff of the details of the securitization, as well as their collaboration with Liberty, is essential.221

177.          The securitization statute does allow the Commission to reject the securitization by disapproving the issuance advice letter just before the bonds are issued, but that would be a drastic action with material capital market implications. Thus, there is a need for Staff to be able to be involved in the process and to regularly update the Commission and transmit feedback as necessary.222

221	Davis Rebuttal, Ex. 107, Pages 7-8, Lines 18-22, 1-2.

222	Davis Rebuttal, Ex. 107, Page 8, Lines 4-9.

178.          Staff’s involvement in the structuring, marketing, and pricing phase on behalf of the Commission is important because the bond underwriters will not have any fiduciary responsibility to protect the interests of customers.223 Similarly, the interests of the utility and the interests of the customers may not entirely align during the structuring, marketing, and pricing phase. As a result, it is important that the Commission have a seat at the table so it can protect customer’s interests.224

179.         The Commission must also be concerned about allowing the bond placement process to proceed without undue interference. The bond placing process must be quick moving and efficient to meet market expectations, so that potential investors do not choose to opt out of the process.225 In some situations, a decision will have to be made in a matter of minutes.226

180.          In its proposed draft financing order, Staff included language creating what it termed a Finance Team, which would consist of one or more designated Staff representatives, financial advisors, and outside bond counsel. As proposed by Staff, such a Finance Team would be given authority to “review and approve” the securitized bonds and associated transactions. Further, the Finance Team would be allowed to “attend all meetings and participate in all calls, e-mails, and other communications relating to the structuring and pricing and issuance of the securitized utility tariff bonds.”227

223	Transcript, Vol. 7, Page 536, Lines 17-20.

224	Transcript, Vol. 7, Pages 595-596, Lines 14-25, 1-12.

225	Transcript, Vol. 7, Page 558-559, Lines 21-25, 1-7.

226	Transcript, Vol. 7, Page 569, Lines 16-24.

227	Draft Financing Order, Pages 7-8.

181.          Liberty’s witness, Goldman Sachs Managing Director and possible underwriter for the bonds, Katrina T. Niehaus, testified that she would be willing to work with a bond advisory team if directed to do so by the Commission.228 She further testified that she has worked with similar teams in the past and found them to be an effective way to alleviate concerns raised by staff or their financial advisors and to help them provide guidance to their commission.229

182.         Liberty’s witness, Michael Mosindy, pointed to one area of communications to which a Finance Team would not be able to participate. Communications with rating agencies are tightly controlled to comply with SEC rules. For that reason, communication with the ratings agencies will generally be limited to one person from Liberty and a representative from the lead underwriter.230 Staff’s witness, Mark Davis, confirmed that practice231 and indicated in that circumstance, Staff would receive access to the recorded calls.232

183.          The applicable statutory provisions are designed to permit the bonds to be issued with triple-A ratings, using features generally consistent with precedent legislation enabling securitization of this type.233

Conclusions of Law

HHH.       Section 393.1700.2(3)(h) RSMo, provides that before securitization bonds are issued, the electrical corporation is required to provide an “issuance advice letter” to the Commission describing the final terms of the bonds. The Commission is allowed only until noon on the fourth business day after it receives the issuance advice letter to issue a disapproval letter directing that the bond issuance as proposed should not proceed.

228	Transcript, Vol. 7, Page 553, Lines 9-24.

229	Transcript, Vol. 7, Page 562, Lines 12-25.

230	Mosindy Surrebuttal, Ex. 15, Page 7, Lines 7-13.

231	Transcript, Vol. 7, Page 596, Lines 13-20.

232	Transcript, Vol. 7, Pages 592-593, Lines 23-25, 1-9.

233	Niehaus Direct, Ex. 18, Page 9, Lines 14-16.

III.            So that the Commission will have sufficient insight into the bond placing process to be able to evaluate the issuance advice letter in the short amount of time allowed, Section 393.1700.2(3)(h) RSMo, gives the Commission authority to:

designate a representative or representatives from commission staff, who may be advised by a financial advisor or advisors contracted with the commission, to provide input to the electrical corporation and collaborate with the electrical corporation in all facets of the process undertaken by the electrical corporation to place the securitized utility tariff bonds to market so the commission’s representative or representatives can provide the commission with an opinion on the reasonableness of the pricing, terms, and conditions of the securitized utility tariff bonds on an expedited basis.

JJJ.           Section 393.1700.2(3)(h) also expressly limits the authority of the Commission’s representative or representatives, stating:

Neither the designated representative or representatives from the commission’s staff nor one or more financial advisors advising commission staff shall have authority to direct how the electrical corporation places the bonds to market although they shall be permitted to attend all meetings convened by the electrical corporation to address placement of the bonds to market.

KKK.       Importantly, Section 393.1700.2(3)(h) also allows the Commission to include provisions in the financing order “relating to the issuance advice letter process as the commission considers appropriate and as are not inconsistent with this section.”

LLL.         Section 393.1700.2(3)(a)b contemplates that the Commission may issue a financing order approving the petition “subject to conditions.”

MMM.    Section 393.1700.2(3)(c)c requires a financing order to include:

A finding that the proposed structuring and pricing of the securitized utility tariff bonds are reasonably expected to result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of the financing order.

Decision

The Commission is faced with the challenge of balancing the need to be informed and involved with the bond placement process with the need to allow that process to proceed without undue delay or interference. The Commission finds that the concept of a Finance Team as described by Staff as including one or more designated Staff representatives, financial advisors, and outside counsel, is appropriate and within the bounds set by the securitization statute. However, while that team should be allowed to be involved in the process, it does not have authority to “approve” that process. Under the statute, the Finance Team can be given authority to review the process, provide input about the process, collaborate in the process, and report its findings and concerns about the process to the Commission. It is then up to the Commission to approve or disapprove the bond issuance through the statutory bond issuance letter process.

Similarly, a requirement that the Finance Team be allowed to attend and participate in all meetings and other communications is problematic. One example, communications with ratings agencies, was described by Liberty, and there could be other examples as well. Fundamentally, a requirement that the Finance Team be allowed to participate in every communication would be unwieldy and could lead to delays that would hamper the bond placement process.

The Commission will create a Finance Team as proposed by Staff, but will limit the authority granted to that team as described below.

To ensure, as required by Sections 393.1700.2(3)(c)c and 393.1700.2(3)(h), that the structuring and pricing of the securitized utility tariff bonds are reasonably expected to result in the lowest securitized utility tariff bond charges consistent with market conditions and the terms of this Financing Order, the Commission designates a Finance Team consisting of designated Commission Staff representatives, financial advisors, and outside counsel to review, provide input, and collaborate on marketing and pricing of the securitized utility tariff bonds and the associated transaction documents. Any costs incurred by the Finance Team in connection with its review of the securitized utility tariff bonds shall be treated as financing costs. The Finance Team shall provide oversight over and input to the structuring and pricing of the securitized utility tariff bond transaction and review the material terms of the transaction to ensure the transaction provides quantifiable net present value benefits to customers compared to the use of traditional ratemaking and results in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced.

The Finance Team shall have the right to review, provide input, and collaborate on all facets of the structuring, marketing and pricing bond processes, including but not limited to, (1) the size, selection process, participants, allocations and economics of the underwriter and any other member of the syndicate group; (2) the structure of the bonds; (3) the bonds credit rating agency application; (4) the underwriters’ preparation, marketing and syndication of the bonds; (5) the pricing of the bonds and the certifications provided by Liberty and the underwriters; (6) all associated costs, (including up front and ongoing financing costs), servicing and administrative fees and associated crediting; (7) bond maturities; (8) reporting templates; (9) the amount of any equity contributions; (10) credit enhancements; and (11) the initial calculations of the securitized utility tariff charges. The foregoing and other items may be reviewed during the entire course of the Finance Team’s process. The pre-issuance review process will help ensure that the securitized utility tariff bonds will be issued with material terms that meet the requirements of the Securitization Law. The Finance Team’s review shall continue until the issuance advice letter is disapproved, approved, or takes effect by operation of law.

For the Commission to remain informed and updated throughout the pre-issuance review process, the Commission may require status meetings or phone conferences for the Finance Team and involved parties to communicate and update the Commission on the information being reviewed and prepared in the structuring and pricing process. The Commission may request access to the actual documents and information being reviewed by the Finance Team as needed. The Finance Team may submit written status reports to the Commission as the Finance Team deems appropriate or as requested by the Commission. If concerns arise during the process, such status meetings, conferences or updates can be requested by the Finance Team or other involved parties as needed.

No member of the Finance Team has authority to direct how Liberty places the securitized utility tariff bonds to market although they shall be permitted to attend all meetings convened by Liberty, and participate in all non-privileged calls, e-mails, and other communications relating to the structuring, pricing and issuance of the securitized utility tariff bonds, or be subsequently informed of the substance of those communications.

In connection with the submission of the issuance advice letter, Liberty and the lead underwriters for the securitized utility tariff bonds shall provide a written certificate to the Commission certifying, and setting forth all calculations and assumptions used to support such calculations and certificate, that the issuance of the securitized utility tariff bonds (i) complies with this Financing Order, (ii) complies with all other applicable legal requirements (including all requirements of Section 393.1700), (iii) that the issuance of the securitized utility tariff bonds and the imposition of the securitized utility tariff charges are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds, and (iv) that the structuring and pricing of the securitized utility tariff bonds will result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of this Financing Order. Such certificates shall be a condition precedent to the submission of the issuance advice letter to the Commission.

In addition, the securitized tariff bonds issued in compliance with this Financing Order shall have a triple-A rating from at least two of the nationally recognized rating agencies.

8)             How should securitized utility tariff charges be initially allocated among retail customer classes?

Findings of Fact

184.          Based on the class revenue targets Liberty proposed in its most recent general rate case, it calculated the percentage of the company’s total revenue requirement that would be contributed by each of Liberty’s then existing rate classes and used the result to determine how much of the cost of the securitization bonds should be recovered from each class.234 MECG supports Liberty’s method of allocation based on cost of service principles.235

234	Emery Direct, Ex. 7, Page 23, Table CTE-5.

235	Initial Brief of Midwest Energy Consumers Group, Page 4.

185.          This table shows the allocation percentage Liberty would assign to each of its rate classes:

Class	Allocation Percentage
Residential	45.02%
Commercial	9.05%
Small Heating	2.02%
General Power	18.01%
Transmission	1.08%
Total Electric Building	7.62%
Feed Mill	0.02%
Large Power	15.83%
Misc. Service	0.00%
Street Lighting	0.63%
Private Lighting	0.70%
Special Lighting	0.02%
Total	100%

186.          The allocation factors listed by Liberty are no longer accurate in that they do not incorporate the revisions made in Liberty’s most recent rate case. In addition, they do not allocate a share to Liberty’s Electrical Vehicle customer class.236

236	Lange Rebuttal, Ex. 108, Page 6, Lines 1-3.

187.         Liberty’s proposal to allocate costs among the various customer classes also creates problems related to rate switching. That is larger customers may attempt to switch service to a different rate class to obtain a lower bill. That could leave fewer customers in a particular rate class to cover the same allocation, encouraging more rate switching. That could lead to under-collection of amounts sufficient to service the debt.237

188.         Staff takes a different approach and recommends that the Securitized Utility Tariff Charge for all customers be calculated on the basis of loss-adjusted energy sales. That approach would not require allocation among the various customer classes.238

189.         If Liberty’s Winter Storm Uri related qualified extraordinary costs had been recovered through Liberty’s Fuel Adjustment Clause in the absence of a securitization option, those costs would have been allocated to Liberty’s customers proportionate to the energy usage, adjusted for losses.239

190.          The benefits derived from closing Asbury are expected to flow to customers through decreased net costs of participation in Southwest Power Pool’s Integrated Market. Those benefits are allocated to customers through the fuel adjustment clause on the basis of loss-adjusted energy usage. Therefore, Liberty’s Asbury related energy transition costs should also be allocated on the basis of energy usage, adjusted for losses.240

237	Lange Rebuttal, Ex. 108, Page 18, Lines 1-10.

238	Lange Rebuttal, Ex 108, Page 2. Lines 10-15.

239	Lange Rebuttal, Ex. 108, Page 32, Lines 7-10.

240	Luebbert, Rebuttal, Ex. 106, Page 3, Lines 5-12, and Lange Rebuttal, Ex. 108, Page 27, Lines 1-6.

191.          Customer classes with relatively high energy consumption per customer will be the biggest beneficiaries of both the reduced operating costs and the reduced costs of obtaining energy to serve load that results from the closing of Asbury. Therefore, apportioning the cost of the Asbury retirement consistent with how the benefit of closing Asbury and including wind generation to replace it is flowed to customers is reasonable.241

Conclusions of Law

NNN.       Section 393.1700.2(3))(c)h RSMo requires this securitization order to determine “how securitized utility tariff charges will be allocated among retail customer classes.”

OOO.       The Commission has much discretion in determining the theory or method it uses in determining rates242 and can make pragmatic adjustments called for by particular circumstances.243

PPP.         Cost-allocation is a discretionary determination frequently delegated to an expert administrative agency such as the Commission. In that regard, the Missouri Court of Appeals quoted approvingly the United States Supreme Court as saying “[a]llocation of costs is not a matter for the slide-rule. It involves judgment on a myriad of fact. It has no claim to an exact science.”244

QQQ.       The definition of “securitized utility tariff charge” found at Section 393.1700.1(16) indicates that such charges are nonbypassable.

241	Lange Rebuttal, Ex. 108, Page 27, Lines 15-18.

242	State ex rel. Public Counsel v. Public Service Com’n, 274 S.W.3d 569, 586 (Mo. App. 2009).

243	State ex rel. U.S. Water/Lexington v. Missouri Public Service Com’n 795 S.W.2d 593, 597 (Mo. App. 1990)

244 Spire Missouri, Inc. v. Missouri Public Service Com’n 607 S.W.3d 759, 771 (Mo. App. 2020), quoting National Ass’n of Greeting Card Publishers v. U.S. Postal Service, 462 U.S. 810, 103 S.Ct 2727, 77 L.Ed. 2d 195 (1983). That decision was quoting an earlier United State Supreme Court decision, Colorado Interstate Gas Co. v. Federal Power Commission, 324 U.S. 581, 589, 65 S.Ct. 829, 833, 89 L.Ed. 1206 (1945).

Decision

Cost allocation to the various customer classes is an important issue for the Midwest Energy Consumers Group, which advocated strongly for the sort of class allocation proposed by Liberty. Their concern is that Staff’s proposal will result in higher rates for industrial customers who use a lot of energy per customer. Nevertheless, the Commission finds that Staff’s proposal to allocate costs on the basis of loss-adjusted energy sales is appropriate, and that allocation methodology will be implemented.

Non-contested Issues

The Commission makes the following findings of fact.

A)	Identification and Procedure

Identification of Petitioner and Background

192.          The Empire District Electric Company d/b/a Liberty is a Kansas corporation with its principal office and place of business at 602 Joplin Street, Joplin, Missouri. Liberty is qualified to conduct business and is conducting business in Missouri, as well as in the states of Arkansas, Kansas, and Oklahoma. Liberty is engaged, generally, in the business of generating, purchasing, transmitting, distributing, and selling electricity in portions of the referenced four states. Liberty’s Missouri operations are subject to the jurisdiction of the Commission as provided by law.

B)	Financing Costs and Amount of Securitized Utility Tariff Costs to be Financed

Identification

193.          The proceeds from the sale of the securitized utility tariff property will be used by Liberty to recover the securitized utility tariff costs incurred by Liberty in response to the anomalous weather event Winter Storm Uri and in connection with retiring Asbury, including purchases of fuel or power, carrying charges, deferred legal expenses and upfront financing costs.

194.          Liberty proposed that the securitized utility tariff charges related to the securitized utility tariff bonds will be recovered over a scheduled period of 13 years, but not more than 15 years from the date of issuance but that amounts due at or before the end of that period for securitized utility tariff charges allocable to the 15-year period may be collected after the conclusion of the 15-year period.

195.          The proposed structuring and pricing of the securitized utility tariff bonds are reasonably expected to result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of this Financing Order.

196.          For so long as the securitized utility tariff bonds are outstanding and until all financing costs have been paid in full, the imposition and collection of securitized utility tariff charges authorized under this Financing Order shall be nonbypassable and paid by all existing and future retail customers receiving electrical service from Liberty or its successors or assignees under Commission-approved rate schedules, even if a retail customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in the State of Missouri. Liberty has no customers receiving electrical service under special contracts as of August 28, 2021.

197.          The securitized utility tariff bonds will be secured by securitized utility tariff property that shall be created in favor of Liberty or its successors or assignees and that shall be used to pay or secure the securitized utility tariff bonds and approved financing costs. The securitized utility tariff property principally consists of the right to receive revenues from the securitized utility tariff charges.

198.          It is appropriate that Liberty be authorized to establish the terms and conditions of the securitized utility tariff bonds, including, but not limited to, repayment schedules, expected interest rates, and other financing costs, except as expressly limited in this order. The Finance Team and the Commission will review the complete terms and conditions of the securitization utility tariff bonds, the calculations of the initial securitized utility tariff charges and the expected and actual financing costs set forth in the issuance advice letter.

199.          After the final terms of the securitized utility tariff bonds have been established and before the issuance of such bonds, it is appropriate for Liberty to determine the resulting initial securitized utility tariff charge in accordance with this Financing Order, and that such initial charge be final and effective upon the issuance of such securitized utility tariff bonds with such charge to be reflected on a compliance tariff sheet bearing such charge.

200.          Liberty proposed a method of tracing funds collected as securitized utility tariff charges, or other proceeds of securitized utility tariff property.

201.          Liberty proposed that it shall earn a return, at the cost of capital authorized from time to time by the Commission in Liberty’s rate proceedings, on any moneys advanced by Liberty to fund the capital subaccount established under the terms of the indenture, any ancillary agreement, or other financing documents pertaining to the securitized utility bonds.

202.          It is appropriate that Liberty shall be authorized to issue securitized utility tariff bonds pursuant to this Financing Order for a period commencing with the date of this Financing Order and extending 24 months following the date on which this Financing Order becomes final and no longer subject to any appeal. If, at any time during the effective period of this Financing Order, there is a severe disruption in the financial markets of the United States, it is appropriate for the effective period to be extended with the approval of the Commission to a date that is not less than 90 days after the date such disruption ends.

Issuance Advice Letter

203.          As the actual structure and pricing of the securitized utility tariff bonds will be unknown at the time this Financing Order is issued, prior to the issuance of the securitized utility tariff bonds, Liberty will provide an issuance advice letter to the Commission following the determination of the final terms of the securitized utility tariff bonds no later than one day after the pricing of the securitized utility tariff bonds. The issuance advice letter will include total upfront financing costs for the issuance. The form of such issuance advice letter, which shall indicate the final structure of the securitized utility tariff bonds and provide the best available estimate of total ongoing financing costs, is set out in Appendix A to this Financing Order. The issuance advice letter shall report the initial securitized utility tariff charges and other information specific to the securitized utility tariff bonds to be issued, as the Commission may require. The issuance advice letter shall demonstrate the ultimate amounts of quantifiable net present value savings. Liberty may proceed with the issuance of the securitized utility tariff bonds unless, prior to noon on the fourth business day after the Commission receives the issuance advice letter, the Commission issues a disapproval letter directing that the securitized utility tariff bonds as proposed shall not be issued and the basis for that disapproval.

204.           If the actual upfront financing costs are less than the upfront financing costs included in the principal amount securitized, the periodic billing requirement, defined below, for the first annual true-up adjustment must be reduced by the amount of such unused funds (together with interest, if any, earned on the investment of such funds). If the actual upfront financing costs are more than the upfront financing costs included in the principal amount securitized, the periodic billing requirement for the first annual true-up adjustment may be increased by the amount of such unrecovered upfront financing costs.

C)	Structure of the Proposed Securitization

BondCo

205.          For purposes of issuing the securitized utility tariff bonds, Liberty will create a bankruptcy-remote special purpose entity (referred to as BondCo), which will be a Delaware limited liability company with Liberty as its sole member. BondCo will be formed for the limited purpose of acquiring securitized utility tariff property, issuing securitized utility tariff bonds in one or more tranches, and performing other activities relating thereto or otherwise authorized by this Financing Order. BondCo will not be permitted to engage in any other activities and will have no assets other than securitized utility tariff property and related assets to support its obligations under the securitized utility tariff bonds. Obligations relating to the securitized utility tariff bonds will be BondCo’s only material liabilities. Liberty has proposed and the Commission has accepted that these restrictions on the activities of BondCo and restrictions on the ability of Liberty to take action on BondCo’s behalf are imposed to achieve the objective that BondCo will be bankruptcy remote and not affected by a bankruptcy of Liberty or any of its successors. BondCo will be managed by a board of directors or a board of managers with rights and duties similar to those of a board of directors of a corporation. As long as the securitized utility tariff bonds remain outstanding, BondCo will be overseen by at least one independent director or manager whose approval will be required for certain major actions or organizational changes by BondCo. BondCo will not be permitted to amend the provisions of the organizational documents that relate to bankruptcy-remoteness of BondCo without the consent of the independent directors or managers. BondCo will not be permitted to institute bankruptcy or insolvency proceedings or to consent to the institution of bankruptcy or insolvency proceedings against it, or to dissolve, liquidate, consolidate, convert, or merge without the consent of the independent directors or managers. Other restrictions to facilitate bankruptcy-remoteness may also be included in the organizational documents of BondCo as required by the rating agencies.

206.          The initial capital of BondCo is expected to be not less than 0.50% of the original principal amount of the securitized utility tariff bonds issued by BondCo. Adequate funding of BondCo at this level is intended to protect the bankruptcy remoteness of BondCo. A sufficient level of capital is necessary to minimize this risk and, therefore, assist in achieving the lowest securitized utility tariff charges possible.

Statutory Requirements

207.         BondCo will issue the securitized utility tariff bonds consisting of one or more tranches. The aggregate amount of all tranches of the securitized utility tariff bonds issued under this Financing Order must not exceed the principal amount approved by this Financing Order. BondCo will pledge to the indenture trustee, as collateral for payment of the securitized utility tariff bonds, the securitized utility tariff property, including BondCo’s right to receive the securitized utility tariff charges as and when collected, and certain other collateral described herein.

208.          Concurrent with the issuance of any of the securitized utility tariff bonds, Liberty will transfer to BondCo all of (a) Liberty’s rights and interests under this Financing Order, including the right to impose, bill, charge, collect, and receive securitized utility tariff charges authorized under this Financing Order and to obtain periodic adjustments to such charges as provided in this Financing Order and (b) all revenues, collections, claims, rights to payments, payments, money, or proceeds arising from the rights and interests specified in this Financing Order, regardless of whether such revenues, collections, claims, rights to payment, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, rights to payment, payments, money, or proceeds. This transfer will be structured so that it will qualify as a true sale within the meaning of Section 393.1700.5.(3) and that such rights will become securitized utility tariff property concurrently with their sale to BondCo as provided in Section 393.1700.2.(3)(d). By virtue of the transfer, BondCo will acquire all of the right, title, and interest of Liberty in the securitized utility tariff property arising under this Financing Order.

Credit Enhancement and Arrangements to Enhance Marketability

209.          Liberty has requested permission to use credit enhancements and arrangements to enhance marketability if such credit enhancements are required by the rating agencies to achieve the highest possible credit rating on the securitized utility tariff bonds. If the use of credit enhancements, or other arrangements is proposed by Liberty, Liberty must provide the Finance Team copies of all cost-benefit analyses performed by or for Liberty that support the request to use such arrangements. This finding does not apply to the collection account or its subaccounts approved in this Financing Order.

Securitized Utility Tariff Property

210.          Securitized utility tariff property and all other collateral will be held and administered by the indenture trustee under the indenture.

Servicer and the Servicing Agreement

211.         Liberty will enter into a servicing agreement with BondCo. The servicing agreement may be amended, renewed or replaced by another servicing agreement subject to certain conditions set forth therein. The entity responsible for carrying out the servicing obligations under any servicing agreement is the servicer. Liberty will be the initial servicer but may be succeeded as servicer by another entity under certain circumstances detailed in the servicing agreement and as authorized by the Commission. Under the servicing agreement, the servicer is required to, among other things, impose and collect the securitized utility tariff charges for the benefit and account of BondCo, make the periodic true-up adjustments of securitized utility tariff charges required or permitted by this Financing Order, and account for and remit the securitized utility tariff charges to or for the account of BondCo in accordance with the remittance procedures contained in the servicing agreement and the indenture without any charge, deduction or surcharge of any kind. Under the terms of the servicing agreement, if any servicer fails to perform its servicing obligations in any material respect, the indenture trustee acting under the indenture to be entered into in connection with the issuance of the securitized utility tariff bonds, may, or, upon the instruction of the requisite percentage of holders of the outstanding amount of securitized utility tariff bonds, must, appoint an alternate party to replace the defaulting servicer, in which case the replacement servicer will perform the obligations of the servicer under the servicing agreement. Any such servicer replacement must not cause the then current credit ratings of the securitized utility tariff bonds to be suspended, withdrawn, or downgraded. The obligations of the servicer under the servicing agreement and the circumstances under which an alternate servicer may be appointed will be more fully described in the servicing agreement. The rights of BondCo under the servicing agreement will be included in the collateral pledged to the indenture trustee under the indenture for the benefit of holders of the securitized utility tariff bonds.

212.          The obligations to continue to provide service and to collect and account for securitized utility tariff charges will be binding upon Liberty and any other entity that provides electrical services to a person that is a retail customer located within Liberty’s Service Territory as it existed on the date of this Financing Order, or that became a retail customer for electric services within such area after the date of this Financing Order, and is still located within such area.

Securitized Utility Tariff Bonds

213.          BondCo will issue and sell securitized utility tariff bonds consisting of one or more tranches. The legal final maturity date of the securitized utility tariff bonds will not exceed 15 years from the date of issuance. The legal final maturity date and principal amounts of each tranche will be finally determined by Liberty with input from the Finance Team, consistent with market conditions and indications of the rating agencies, at the time the securitized utility tariff bonds are priced, but subject to ultimate Commission review through the issuance advice letter process. Subject to the conditions and criteria set forth in this Financing Order, Liberty will retain sole discretion regarding whether or when to assign, sell, or otherwise transfer any rights concerning securitized utility tariff property arising under this Financing Order, or to cause the issuance of any securitized utility tariff bonds authorized in this Financing Order, subject to the right of the Commission to issue a disapproval letter to the issuance advice letter. BondCo will issue the securitized utility tariff bonds on or after the fifth business day after pricing of the securitized utility tariff bonds unless, before noon on the fourth business day after the Commission receives the issuance advice letter, the Commission issues a disapproval letter directing that the securitized utility tariff bonds as proposed shall not be issued and the basis for that disapproval.

Security for Securitized Utility Tariff Bonds

214.          The payment of the securitized utility tariff bonds and related charges authorized by this Financing Order is to be secured by the securitized utility tariff property created by this Financing Order and by certain other collateral as described herein. The securitized utility tariff bonds will be issued under an indenture administered by the indenture trustee. The indenture will include provisions for a collection account and subaccounts for the collection and administration of the securitized utility tariff charges and payment or funding of the principal and interest on the securitized utility tariff bonds and financing costs in connection with the securitized utility tariff bonds. In accordance with the indenture, BondCo will establish a collection account as a trust account to be held by the indenture trustee as collateral to ensure the payment of the principal, interest, and financing costs approved in this Financing Order related to the securitized utility tariff bonds in full and on a timely basis. The collection account will include the general subaccount, the capital subaccount, and the excess funds subaccount, and may include other subaccounts.

The General Subaccount

215.          The indenture trustee will deposit the securitized utility tariff charge remittances that the servicer remits to the indenture trustee for the account of BondCo into one or more segregated trust accounts and allocate the amount of those remittances to the general subaccount. The indenture trustee will on a periodic basis apply moneys in this subaccount to pay principal of and interest on the securitized utility tariff bonds, to pay ongoing financing costs, and to meet the funding requirements of the other subaccounts. The funds in the general subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including, to the extent necessary, investment earnings) will be applied by the indenture trustee to pay principal of and interest on the securitized utility tariff bonds and all other components of the periodic payment requirement (as defined in finding of fact number 228), and otherwise in accordance with the terms of the indenture.

The Capital Subaccount

216.          Liberty will make a capital contribution to BondCo, which BondCo will deposit into the capital subaccount. The amount of the capital contribution is expected to be not less than 0.50% of the original principal amount of the securitized utility tariff bonds, although the actual amount will depend on tax and rating agency requirements. The capital subaccount will serve as collateral to ensure timely payment of principal of and interest on the securitized utility tariff bonds and all other components of the periodic payment requirement. Any funds drawn from the capital account to pay these amounts due to a shortfall in the securitized utility tariff charge remittances will be replenished through future securitized utility tariff charge remittances. The funds in the capital subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including investment earnings) will be used by the indenture trustee to pay principal of and interest on the securitized utility tariff bonds and all other components of the periodic payment requirement. Upon payment of the principal amount of all securitized utility tariff bonds and the discharge of all obligations that may be paid by use of securitized utility tariff charges, all amounts in the capital subaccount will be released to BondCo for payment to Liberty. Liberty will account for any recovery on earnings from its capital subaccount in a reconciliation in a future rate case to account for any capital subaccount earnings in excess of the rate of return already earned by Liberty in previous proceedings.

The Excess Funds Subaccount

217.          The excess funds subaccount will hold any securitized utility tariff charge remittances and investment earnings on the collection account in excess of the amounts needed to pay current principal of and interest on the securitized utility tariff bonds and to pay other periodic payment requirements (including, but not limited to, replenishing the capital subaccount). Any balance in or allocated to the excess funds subaccount on a true-up adjustment date will be subtracted from the periodic billing requirement (as defined in finding of fact number 229) for purposes of the true-up adjustment. The money in the excess funds subaccount will be invested by the indenture trustee in short-term high-quality investments, and such money (including investment earnings thereon) will be used by the indenture trustee to pay principal of and interest on the securitized utility tariff bonds and other periodic payment requirements.

Other Subaccounts

218.         Other credit enhancements in the form of subaccounts may be utilized for the transaction provided that the use of such subaccounts is consistent with the statutory requirements. For example, Liberty does not propose use of an overcollateralization subaccount. Under Rev.Proc. 2002-49, as modified, amplified and superseded by Rev. Proc. 2005-62 issued by the Internal Revenue Service (IRS), the use of an overcollateralization subaccount is not necessary for favorable tax treatment nor does it appear to be necessary to obtain AAA ratings for the proposed securitized utility tariff bonds. If Liberty subsequently determines in consultation with the Finance Team, however, that use of an overcollateralization subaccount or other subaccount are necessary to obtain AAA ratings or will otherwise increase the quantifiable benefits of the securitization, Liberty may implement such subaccounts to reduce securitized utility tariff bond charges.

General Provisions

219.          The collection account and the subaccounts described above are intended to provide for full and timely payment of scheduled principal of and interest on the securitized utility tariff bonds and all other components of the periodic payment requirement. If the amount of securitized utility tariff charges remitted to the general subaccount is insufficient to make all scheduled payments of principal and interest on the securitized utility tariff bonds and to make payment on all of the other components of the periodic payment requirement, the excess funds subaccount and the capital subaccount will be drawn down, in that order, to make those payments. Any deficiency in the capital subaccount due to such withdrawals must be replenished to the capital subaccount on a periodic basis through the true-up process. In addition to the foregoing, there may be such additional accounts and subaccounts as are necessary to segregate amounts received from various sources, or to be used for specified purposes. Such accounts will be administered and utilized as set forth in the servicing agreement and the indenture. Upon the maturity of the securitized utility tariff bonds and the discharge of all obligations in respect thereof, remaining amounts in the collection account, other than amounts that were in the capital subaccount, will be released to BondCo and equivalent amounts will be credited by Liberty to customers. In addition, upon the maturity of the securitized utility tariff bonds any subsequently collected securitized utility tariff charges shall be distributed to retail customers.

Securitized Utility Tariff Charges—Imposition and Collection, Nonbypassability, and Alternative Electric Suppliers

220.      If securitized utility tariff charges are collected by any third party billing servicer, such securitized utility tariff charges will be remitted to BondCo.

221.      Securitized utility tariff charges will be identified on each customer's bill as a separate line item and include both the rate and the amount of the charge on each bill. Each customer bill shall include a statement to the effect that BondCo is the owner of the rights to securitized utility tariff charges and that Liberty is acting as servicer for BondCo. The tariff applicable to customers shall indicate the securitized utility tariff charge and the ownership of the charge.

222.      If any customer does not pay the full amount it has been billed, the amount will be allocated first to the securitized utility tariff charges, unless a customer is in a repayment plan under the Commission’s Cold Weather Rule, in which case payments will be prorated among charge categories in proportion to their percentage of the overall bill, with first dollars collected attributed to past due balances, if any.

223.      Liberty will collect securitized utility tariff charges from all existing or future retail customers receiving electrical service from Liberty or its successors or assignees under Commission-approved rate schedules, even if a retail customer elects to purchase electricity from an alternative electricity supplier following a change in regulation of public utilities in Missouri.

224.      Liberty’s proposal related to imposition and collection of securitized utility tariff charges is reasonable and is necessary to ensure collection of securitized utility tariff charges sufficient to support recovery of the securitized utility tariff costs and financing costs approved in this Financing Order. It is reasonable to require that Liberty’s Securitized Utility Tariff Charge Rider SUTC, reflecting estimated charges, be filed before any securitized utility tariff bonds are issued under this Financing Order.

Allocation of Financing Costs Among Missouri Retail Customers

225.      The periodic payment requirement is the required periodic payment for a given period (e.g., annually, semi-annually, or quarterly) due under the securitized utility tariff bonds. Each periodic payment requirement includes: (a) the principal amortization of the securitized utility tariff bonds in accordance with the expected amortization schedule (including deficiencies of previously scheduled principal for any reason); (b) periodic interest on the securitized utility tariff bonds (including any accrued and unpaid interest); and (c) ongoing financing costs consisting of the servicing fee, rating agencies’ fees, trustee fees, legal and accounting fees, and other ongoing fees and expenses. The initial periodic payment requirement for the securitized utility tariff bonds issued under this Financing Order should be updated in the issuance advice letter.

226.      The periodic billing requirement represents the aggregate dollar amount of securitized utility tariff charges that must be billed during a given period (e.g., annually, semi- annually, or quarterly) so that the securitized utility tariff charge collections will be sufficient to meet the periodic payment requirement for that period, given: (i) forecast usage data for the period; (ii) forecast uncollectibles for the period; and (iii) forecast lags in collection of billed securitized utility tariff charges for the period.

True-Up of Securitized Utility Tariff Charges

227.      Under Section 393.1700.2.(3)(c)e., the servicer of the securitized utility tariff bonds will use a formula-based true-up mechanism to make periodic, expeditious adjustments, at least annually, to the securitized utility tariff charges to:

(a)	correct any undercollections or overcollections that may have occurred and otherwise ensure that BondCo receives securitized utility tariff charges that are required to satisfy the debt service obligations, including without limitation any caused by defaults, during the preceding 12 months; and

(b)	ensure the billing of securitized utility tariff charges necessary to generate the collection of amounts sufficient to timely provide all payments of scheduled principal and interest and any other amounts due in connection with the securitized utility tariff bonds (including financing costs and amounts required to be deposited in or allocated to any collection account or subaccount) during the period for which such adjusted securitized utility tariff charges are to be in effect.

The servicer will make true-up adjustment filings with the Commission annually, and if the servicer forecasts undercollections semi-annually.

228.         True-up filings will be based upon the cumulative differences, regardless of the reason, between the periodic payment requirement (including scheduled principal and interest payments on the securitized utility tariff bonds) and the amount of securitized utility tariff charge remittances to the indenture trustee. To assure adequate securitized utility tariff charge revenues to fund the periodic payment requirement over the life of the securitized utility tariff bonds and to avoid overcollections and undercollections over time, the servicer will reconcile the securitized utility tariff charges using Liberty’s most recent forecast of electricity deliveries (i.e., forecasted billing units) and estimates of transaction-related expenses. In the case of any adjustments occurring after the final scheduled payment date for the securitized utility tariff bonds, adjustments to the securitized utility tariff charges will be no less frequent than quarterly to correct for overcollections or undercollections by the earlier of the next bond payment date or the legal maturity date for the bonds. The calculation of the securitized utility tariff charges will also reflect both a projection of uncollectible securitized utility tariff charges and a projection of payment lags between the billing and collection of securitized utility tariff charges based upon Liberty’s most recent experience regarding collection of securitized utility tariff charges.

229.         The servicer will implement the true-up in the following manner, known as the standard true-up procedure:

(a)           The level of actual sales for the subject period will be netted from the forecasted sales for that same period;

(b)           Undercollections or overcollections will be determined by multiplying the result from Step (a) by the rate in effect for the same period; and

(c)          The resulting dollar amount will be incorporated as a component of the subsequent period’s recovery period amount, to be allocated consistent with this Financing Order or subsequent final and unappealable Rate Case Report and Order, whichever is most recent.

Interim True-Up

230.         In addition to annual true-up adjustments, true-up adjustments may be made by the servicer more frequently at any time during the term of the securitized utility tariff bonds to correct any undercollection or, as provided for in this Financing Order, in order to assure timely payment of securitized utility tariff bonds. Further, the servicer must make a mandatory interim true-up adjustment semi-annually (or quarterly beginning 12 months prior to the final scheduled payment date of the last tranche of the securitized utility tariff bonds):

(a)	if the servicer forecasts that securitized utility tariff charge collections will be insufficient to make all scheduled payments of principal, interest, and other amounts in respect of the securitized utility tariff bonds on a timely basis during the current or next succeeding payment period; or

(b)	to replenish any draws upon the capital subaccount.

231.         In the event an interim true-up (whether mandatory or optional) is necessary, the interim true-up adjustment must use the methodology utilized in the most recent annual true-up and be filed not less than 45 days before the first billing cycle of the month in which the revised securitized utility tariff charges will be in effect.

Additional True-Up Provisions

232.         The true-up adjustment filing will set forth the servicer’s calculation of the true-up adjustment to the securitized utility tariff charges. Each true-up adjustment must be filed not less than 45 days before the first billing cycle of the month in which the revised securitized utility tariff charges will be in effect. The Commission will have 30 days after the date of a true-up adjustment filing in which to confirm the mathematical accuracy of the servicer’s adjustment. If the Commission determines any mathematical inaccuracy during its 30-day review, it will notify Liberty of the inaccuracy and Liberty will correct such inaccuracy in the securitized utility tariff charges that will go into effect on the effective date. Any true-up adjustment filed with the Commission should be effective on its proposed effective date, which must be not less than 45 days after filing. Liberty may adjust the actual true-up process in consultation with the Finance Team if necessary to ensure triple-A rating on the securitized utility tariff bonds.

Lowest Securitized Utility Tariff Charges

233.	The proposed transaction structure includes (but is not limited to):

(a)	the use of BondCo as issuer of the securitized utility tariff bonds, limiting the risks to securitized utility tariff bond holders of any adverse impact resulting from a bankruptcy proceeding of Liberty or any of its affiliates;

(b)	the right to impose and collect securitized utility tariff charges that are nonbypassable and which must be trued-up annually or semi-annually, but may be trued-up more frequently, to assure the timely payment of the debt service and other ongoing financing costs;

(c)	additional collateral in the form of a collection account that includes a capital subaccount funded in cash in an amount equal to not less than 0.50% of the original principal amount of the securitized utility tariff bonds and other subaccounts resulting in greater certainty of payment of interest and principal to investors and that are consistent with the IRS requirements that must be met to receive the desired federal income tax treatment for the securitized utility tariff bond transaction;

(d)	protection of securitized utility tariff bondholders against potential defaults by a servicer that is responsible for billing and collecting the securitized utility tariff charges from existing or future retail customers;

(e)	benefits for federal income tax purposes including (i) the transfer of the rights under this Financing Order to BondCo not resulting in gross income to Liberty and the future revenues under the securitized utility tariff charges being included in Liberty’s gross income under its usual method of accounting, (ii) the issuance of the securitized utility tariff bonds and the transfer of the proceeds of the securitized utility tariff bonds to Liberty not resulting in gross income to Liberty, and (iii) the securitized utility tariff bonds constituting obligations of Liberty; and

(f)	the securitized utility tariff bonds will be marketed using a process reviewed in consultation with the Finance Team, through which market conditions and investors’ preferences, with regard to the timing of the issuance, the terms and conditions, related maturities, and other aspects of the structuring, marketing and pricing, will be determined, evaluated and factored into the structuring, marketing and pricing of the securitized utility tariff bonds.

D)       Use of Proceeds

234. Upon the issuance of securitized utility tariff bonds, BondCo will use the net proceeds from the sale of the securitized utility tariff bonds (after payment of upfront financing costs) to pay Liberty the purchase price of the securitized utility tariff property. The proceeds from the sale of the securitized utility tariff property will be applied by Liberty to recover the securitized utility tariff costs incurred by Liberty in connection with Winter Storm Uri and the retirement of the Asbury Power Plant.

V.	Conclusions of Law

The Commission makes the following conclusions of law.

RRR.	Liberty is an electrical corporation, as defined in Section 393.1700.1.(6).

SSS.	Liberty is entitled to file petitions for a financing order under Section 393.1700.

TTT.	The Commission has jurisdiction and authority over Liberty’s petitions under Section 393.1700.2.

UUU.	The Commission has authority to approve this Financing Order under Section 393.1700.2.

VVV.       Notices of Liberty’s petitions were provided in compliance with Section 393.1700.2.(3)(a)b.

WWW. Energy transition costs are defined in Section 393.1700.1.(7) to include (a)  pretax costs with respect to a retired or abandoned or to be retired or abandoned electric generating facility that is the subject of a petition for a financing order filed under the Securitization Law where such early retirement or abandonment is deemed reasonable and prudent by the Commission through a final order issued by the Commission, include, but are not limited to, the undepreciated investment in the retired or abandoned or to be retired or abandoned electric generating facility and any facilities ancillary thereto or used in conjunction therewith, costs of decommissioning and restoring the site of the electric generating facility, other applicable capital and operating costs, accrued carrying charges, and deferred expenses, with the foregoing to be reduced by applicable tax benefits of accumulated and excess deferred income taxes, insurance, scrap and salvage proceeds, and may include the cost of retiring any existing indebtedness, fees, costs, and expenses to modify existing debt agreements or for waivers or consents related to existing debt agreements; and (b) pretax costs that an electrical corporation has previously incurred related to the retirement or abandonment of such an electric generating facility occurring before August 28, 2021. Qualified extraordinary costs are defined in Section 393.1700.1.(13) to include costs incurred prudently before, on, or after August 28, 2021, of an extraordinary nature which would cause extreme customer rate impacts if reflected in retail customer rates recovered through customary ratemaking, such as but not limited to those related to purchases of fuel or power, inclusive of carrying charges, during anomalous weather events. Securitized utility tariff costs are defined Section 393.1700.1(17) to include either energy transition costs or qualified extraordinary costs, as the case may be. Financing costs are defined in Section 393.1700.1.(8) to include: (i) interest and acquisition, defeasance, or redemption premiums payable on securitized utility tariff bonds; (ii) any payment required under an ancillary agreement and any amount required to fund or replenish a reserve account or other accounts established under the terms of any indenture, ancillary agreement, or other financing documents pertaining to securitized utility tariff bonds; (iii) any other cost related to issuing supporting, repaying, refunding, and servicing securitized utility tariff bonds, including servicing fees, accounting and auditing fees, trustee fees, legal fees, consulting fees, structuring adviser fees, administrative fees, placement and underwriting fees, independent director and manager fees, capitalized interest, rating agency fees, stock exchange listing and compliance fees, security registration fees, filing fees, information technology programming costs, and any other costs necessary to otherwise ensure the timely payment of securitized utility tariff bonds or other amounts or charges payable in connection with the bonds, including costs related to obtaining the financing order; (iv) any taxes and license fees or other fees imposed on the revenues generated from the collection of securitized utility tariff charges or otherwise resulting from the collection of securitized utility tariff charges, in any such case whether paid, payable, or accrued; (v) any state and local taxes, franchise, gross receipts, and other taxes or similar charges, including Commission assessment fees, whether paid, payable, or accrued; and (vi) any costs associated with performance of the Commission’s responsibilities under the Securitization Law in connection with approving, approving subject to conditions, or rejecting a petition for a financing order, and in performing its duties in connection with the issuance advice letter process, including costs to retain counsel, one or more financial advisors, or other consultants as deemed appropriate by the Commission and paid pursuant to the Securitization Law.

XXX.      The Securitization Law permits an electrical corporation to request a Commission order authorizing it to finance securitized utility tariff costs, including its energy transition costs and qualified extraordinary costs.

YYY.       BondCo will constitute an assignee of Liberty as defined in Section 393.1700.1.(2) when an interest in the securitized utility tariff property created under this Financing Order is transferred to BondCo.

ZZZ.       The holders of the securitized utility tariff bonds and the indenture trustee will each be a financing party as defined in Section 393.1700.1.(10).

AAAA.       BondCo may issue securitized utility tariff bonds in accordance with this Financing Order.

BBBB.         The issuance of securitized utility tariff bonds and the imposition and collection of securitized utility tariff charges approved in this Financing Order satisfies the requirements of Sections 393.1700.2.(3)(c)a., b. and c. mandating that (1) the amount of securitized utility tariff costs to be financed using securitized utility tariff bonds and the recovery of such costs is just and reasonable and in the public interest; (2) the proposed issuance of securitized utility tariff bonds and the imposition and collection of securitized utility tariff charges are just and reasonable and in the public interest and are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds; and (3) the proposed structuring and pricing of the securitized utility tariff bonds are reasonably expected to result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of the financing order.

CCCC.          Liberty is permitted to earn a return, at the cost of capital authorized from time to time by the Commission in Liberty’s rate proceedings, but no more, on any moneys advanced by Liberty to fund reserves, if any, or capital accounts established under the terms of the indenture, any ancillary agreement, or other financing documents pertaining to the securitized utility tariff bond. Consequently, any earnings on the capital accounts in excess of the rate of return authorized by the Commission shall be accounted for in a future reconciliation pursuant to Section 393.1700.2(3)(c)k, RSMo (Cum. Supp. 2021).

DDDD.        This Financing Order adequately describes the amount of financing costs that Liberty may recover through securitized utility tariff charges and specifies the period over which Liberty may recover securitized utility tariff charges and financing costs in accordance with the requirements of Section 393.1700.2.(3)(c)a.

EEEE.           The method approved in this Financing Order for allocating the securitized utility tariff charges among retail customer classes satisfies the requirements of Section 393.1700.2.(3)(c)h.

FFFF.          As provided in Section 393.1700.2.(3)(f), at the time the securitized utility tariff property is transferred from Liberty to BondCo, this Financing Order is irrevocable and, except for changes made pursuant to the formula-based true-up mechanism authorized herein, the Commission may not amend, modify, or terminate the financing order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust securitized utility tariff charges approved in this Financing Order.

GGGG.          As provided in Section 393.1700.2.(3)(d), the securitized utility tariff property identified herein will become securitized utility tariff property under the Securitization Law when they are sold to BondCo.

HHHH.         (a) All rights and interests of Liberty under this Financing Order, including the right to impose, bill, charge, collect, and receive securitized utility tariff charges authorized under this Financing Order and to obtain periodic adjustments to such charges as provided in this Financing Order and (b) all revenues, collections, claims, rights to payments, payments, money, or proceeds arising from the rights and interests specified in this Financing Order, regardless of whether such revenues, collections, claims, rights to payment, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, rights to payment, payments, money, or proceeds that are sold to BondCo under the securitized utility tariff property sale agreement, will be securitized utility tariff property within the meaning of Section 393.1700.1.(18).

IIII.               Upon its sale to BondCo, the securitized utility tariff property specified in this Financing Order will constitute an existing, present intangible property right or interest therein, notwithstanding that the imposition and collection of securitized utility tariff charges depends on Liberty performing its servicing functions relating to the collection of securitized utility tariff charges and on future electricity consumption, as provided by Section 393.1700.5.(1)(a). The securitized utility tariff property will exist (a) regardless of whether or not the revenues or proceeds arising from the property have been billed, have accrued, or have been collected; and (b) notwithstanding the fact that the value or amount of the property is dependent on the future provision of service to customers by the electrical corporation or its successors or assignees and the future consumption of electricity by customers.

JJJJ.              The securitized utility tariff property specified in this Financing Order will continue to exist until the securitized utility tariff bonds issued pursuant to this Financing Order are paid in full and all financing costs and other costs of such securitized utility tariff bonds have been recovered in full as provided in Section 393.1700.5.(1)(b).

KKKK.         Upon the transfer by Liberty of securitized utility tariff property to BondCo, BondCo will have all of the rights, title, and interest of Liberty with respect to such securitized utility tariff property, including the right to impose, bill, charge, collect, and receive the securitized utility tariff charges authorized by this Financing Order.

LLLL.           The securitized utility tariff bonds issued under this Financing Order will be securitized utility tariff bonds within the meaning of Section 393.1700.1.(15), and the securitized utility tariff bonds and holders thereof will be entitled to all of the protections provided under Section 393.1700.11.

MMMM.    Amounts that are authorized by this Financing Order as securitized utility tariff charges are securitized utility tariff charges as defined in Section 393.1700.1.(16).

NNNN.         As provided in Section 393.1700.5.(1)(e), the interests of BondCo and the indenture trustee in the securitized utility tariff property specified in this Financing Order, and in the revenues and collections arising from the securitized utility tariff property will not be subject to setoff, counterclaim, surcharge, or defense by Liberty or any other person or in connection with the reorganization, bankruptcy, or other insolvency of Liberty or any other entity.

OOOO.         The methodology approved in this Financing Order to true-up the securitized utility tariff charges satisfies the requirements of Section 393.1700.2.(3)(c)e.

PPPP.            Upon the sale from Liberty to BondCo of the securitized utility tariff property, the servicer will be able to recover the securitized utility tariff charges associated with such securitized utility tariff property only for the benefit of BondCo in accordance with the servicing agreement.

QQQQ.        As provided in Section 393.1700.3.(5), Liberty retains sole discretion regarding whether to cause the securitized utility tariff bonds to be issued, including the right to defer or postpone such sale, assignment, transfer, or issuance. Liberty may abandon the issuance of securitized utility tariff bonds under this Financing Order by filing with the Commission a statement of abandonment and the reasons therefor.

RRRR.          The sale of the securitized utility tariff property from Liberty to BondCo will be an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, Liberty’s right, title, and interest in, to, and under the securitized utility tariff property if the sale agreement governing such sale expressly states that the sale is a sale or other absolute transfer in accordance with Sections 393.1700.5.(3)(a) and (b). Upon the sale in accordance with the previous sentence, the characterization of the sale as an absolute transfer and true sale and the corresponding characterization of the property interest of BondCo will not be affected or impaired by the occurrence of (a) the commingling of securitized utility tariff charges with other amounts; (b) the retention by Liberty of (i) a partial or residual interest, including an equity interest, in the securitized utility tariff property, whether direct or indirect, or whether subordinate or otherwise, or (ii) the right to recover costs associated with taxes, franchise fees, or license fees imposed on the collection of securitized utility tariff charges; (c) any recourse that BondCo may have against Liberty; (d) any indemnification rights, obligations, or repurchase rights made or provided by Liberty; (e) the obligation of Liberty to collect securitized utility tariff charges on behalf of BondCo; (f) Liberty acting as the servicer of the securitized utility tariff charges or the existence of any contract that authorizes or requires the electrical corporation, to the extent that any interest in securitized utility tariff property is sold or assigned, to contract with BondCo or any financing party that it will continue to operate its system to provide service to its customers, will collect amounts in respect of the securitized utility tariff charges for the benefit and account of BondCo or such financing party, and will account for and remit such amounts to or for the account of such assignee or financing party; (g) the treatment of the sale, conveyance, assignment, or other transfer for tax, financial reporting, or other purposes; (h) the granting or providing to bondholders a preferred right to the securitized utility tariff property or credit enhancement by the electrical corporation or its affiliates with respect to such securitized utility tariff bonds; or (i) any application of the formula- based true-up mechanism, in accordance with Section 393.1700.5.(3)(b).

SSSS.          As provided in Section 393.1700.5.(2)(b), a valid and binding security interest in the securitized utility tariff property in favor of the indenture trustee will be created at the later of the time this Financing Order is issued, the indenture is executed and delivered by BondCo granting such security interest, BondCo has rights in the securitized utility tariff property or the power to transfer rights in the securitized utility tariff property, or value is received for the securitized utility tariff property. Upon the filing of a financing statement with the office of the secretary of state as provided in the Securitization Law, a security interest in securitized utility tariff property shall be perfected against all parties having claims of any kind in tort, contract, or otherwise against the person granting the security interest, and regardless of whether the parties have notice of the security interest in accordance with Section 393.1700.5.(2)(c). Without limiting the foregoing, upon such filing a security interest in securitized utility tariff property shall be perfected against all claims of lien creditors, and shall have priority over all competing security interests and other claims other than any security interest previously perfected in accordance with the Securitization Law.

TTTT.          As provided in Section 393.1700.5.(3)(c), the transfer of an interest in securitized utility tariff property to BondCo will be perfected against all third parties, including subsequent judicial or other lien creditors, when a notice of that transfer has been given by the filing of a financing statement in accordance with Section 393.1700.7.

UUUU.        The priority of the sale perfected under Section 393.1700.5. will not be impaired by any later modification of this Financing Order or securitized utility tariff property or by the commingling of funds arising from securitized utility tariff property with other funds. Any other security interest that may apply to those funds, other than a security interest perfected under Section 393.1700.5., is terminated when they are transferred to a segregated account for BondCo or a financing party. Any proceeds of the securitized utility tariff property shall be held in trust for BondCo.

VVVV.         As provided in Section 393.1700.5.(2)(f), if a default occurs under the securitized utility tariff bonds that are securitized by the securitized utility tariff property, the indenture trustee may exercise the rights and remedies available to a secured party under the Missouri Uniform Commercial Code, including the rights and remedies available under part 6 of article 9 of the Missouri Uniform Commercial Code, and (a) the Commission may order that amounts arising from the related securitized utility tariff charges be transferred to a separate account for the indenture trustee’s benefit, to which their lien and security interest may apply and (b) on application by the indenture trustee, the district court of Jasper County, Missouri, will order the sequestration and payment to the indenture trustee of revenues arising from the securitized utility tariff charges.

WWWW.   As provided by Section 393.1700.9., (a) neither the State of Missouri nor its political subdivisions are liable on the securitized utility tariff bonds approved under this financing order, and the securitized utility tariff bonds are not a debt or a general obligation of the State of Missouri or any of its political subdivisions, agencies, or instrumentalities, nor are they special obligations or indebtedness of the State of Missouri or any agency or political subdivision and (b) the issuance of securitized utility tariff bonds approved under this Financing Order does not, directly, indirectly, or contingently, obligate the State of Missouri or any agency, political subdivision, or instrumentality of the state to levy any tax or make any appropriation for payment of the securitized utility tariff bonds, other than in their capacity as consumers of electricity.

XXXX.        Under Section 393.1700.11.(1), the State of Missouri and its agencies, including the Commission, have pledged for the benefit and protection of bondholders, the owners of the securitized utility tariff property, other financing parties and Liberty, that the State and its agencies will not (a) alter the provisions of the Securitization Law, (b) take or permit any action that impairs or would impair the value of securitized utility tariff property or the security for the securitized utility tariff bonds or revises the securitized utility tariff costs for which recovery is authorized, (c) in any way impair the rights and remedies of the bondholders, assignees, and other financing parties or (d) except for changes made pursuant to the true-up mechanism authorized under this Financing Order, reduce, alter, or impair securitized utility tariff charges until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the securitized utility tariff bonds have been paid and performed in full. BondCo is authorized under Section 393.1700.11.(2) and this Financing Order to include this pledge in the securitized utility tariff bonds and related documents. The pledge does not preclude limitation or alteration if full compensation is made by law for the full protection of the securitized utility tariff charges collected pursuant to this Financing Order and of the bondholders and any assignee or financing party entering into a contract with Liberty.

YYYY.          This Financing Order will remain in effect and unabated notwithstanding the reorganization, bankruptcy, or other insolvency proceedings, merger, or sale of Liberty, its successors, or assignees.

ZZZZ.          Liberty retains sole discretion regarding whether to cause the issuance of any securitized utility tariff bonds authorized by this Financing Order, including the right to defer or postpone such issuance.

AAAAA.    Pursuant to Section 393.1700.2.(3)(a)c., this Financing Order is subject to judicial review only in accordance with Sections 386.500 and 386.510.

BBBBB.       This Financing Order meets the requirements for a financing order under Section 393.1700.

IV.       Ordering Paragraphs

In accordance with these findings of fact and conclusions of law, the Commission issues the following orders:

Approval

1.            Approval of Petition. The petitions of Liberty for the issuance of a financing order under Sections 393.1700 are approved, subject to the conditions and criteria provided in this Financing Order.

2.            Authority to Securitize. Liberty is authorized in accordance with this Financing Order to finance and to cause the issuance of securitized utility tariff bonds with a principal amount equal to the securitized balance at the time the securitized utility tariff bonds are issued that includes upfront financing costs, which includes (i) underwriters discounts and commissions, (ii) legal costs, (iii) rating agency fees, (iv) United States Securities and Exchange Commission registration fees and (v) any costs of the Commission associated with its responsibilities under the Securitization Law in connection with this Financing Order, and in performing its duties in connection with the issuance advice letter process, including costs of the Finance Team. The securitized balance as of any given date is equal to the balance of securitized utility tariff costs plus carrying costs of 5.16%, which reflects a weighted balance of 4.65% for Uri costs and 6.77% for Asbury costs through the date the securitized utility tariff bonds are issued. If the actual upfront financing costs are less than the upfront financing costs included in the aggregate principal amount of the securitized utility tariff bonds, the periodic billing requirement for the first annual true-up adjustment must be reduced by the amount of such unused funds (together with interest, if any, earned from the investment of such funds). If the final upfront financing costs are more than the upfront financing costs included in the aggregate principal amount of the securitized utility tariff bonds, the periodic billing requirement for the first annual true-up adjustment may be increased by the amount of such unpaid upfront financing costs.

3.             Recovery of Securitized Utility Tariff Costs. Liberty is authorized to recover $199,561,572 of its extraordinary costs related to Winter Storm Uri and $82,921,331 of energy transition costs related to the retirement of Asbury for a total recovery of $282,482,662. The upfront financing costs are estimated to be $7.9 million, which will be updated through the issuance advice process.

4.            Tracing Funds. Liberty’s proposed method of tracing funds collected as securitized utility tariff charges, or other proceeds of securitized utility tariff property shall be used to trace such funds and to determine the identifiable cash proceeds of any securitized tariff property subject to this Financing Order under applicable law.

5.             Third Party Billing. If the State of Missouri or this Commission decides to allow billing, collection, and remittance of the securitized utility tariff charges by a third-party supplier within Liberty’s Service Territory, such authentication will be consistent with the rating agencies’ requirements necessary for the securitized utility tariff bonds to receive and maintain the targeted triple-A rating.

6.            Provision of Information. Liberty shall take all necessary steps to ensure that the Commission and the Finance Team are provided sufficient and timely information as provided in this Financing Order in order to fulfill their obligations under the Securitization Law and this Financing Order.

7.             Issuance Advice Letter. Liberty shall submit a draft issuance advice letter to the Finance Team for review not later than two weeks before the expected date of commencement of marketing the securitized utility tariff bonds. The Finance Team will review the issuance advice letter and provide timely feedback to Liberty based on the progression of structuring and marketing of the securitized utility tariff bonds. Not later than one day after the pricing of the securitized utility tariff bonds and before issuance of the securitized utility tariff bonds, Liberty shall provide the Commission an issuance advice letter in substantially the form of the issuance advice letter attached as Appendix A to this Financing Order. Liberty and the lead underwriters for the securitized utility tariff bonds shall provide to the Commission a written certificate, setting forth all calculations and assumptions used to support such calculations and certificate, certifying that the issuance of the securitized utility tariff bonds (i) complies with this Financing Order, (ii) complies with all other applicable legal requirements (including all requirements of Section 393.1700), (iii) that the issuance of the securitized utility tariff bonds and the imposition of the securitized utility tariff charges are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds, and (iv) that the structuring, marketing and pricing of the securitized utility tariff bonds will result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of this Financing Order. In addition, if credit enhancements, or arrangements to enhance marketability are used, the issuance advice letter must include certification that such credit enhancements, or other arrangements are reasonably expected to provide benefits as required by this Financing Order. The issuance advice letter must be completed, must evidence the actual dollar amount of the initial securitized utility tariff charges and other information specific to the securitized utility tariff bonds to be issued. The issuance advice letter will demonstrate the ultimate amounts of quantifiable net present value savings. All amounts which require computation shall be computed using the mathematical formulas contained in the form of the issuance advice letter in Appendix A to this Financing Order and the Securitized Utility Tariff Charge Rider SUTC. Electronic spreadsheets with the formulas supporting the schedules contained in the issuance advice letter must be included with such letter. The Finance Team may request such revisions of the issuance advice letter as may be necessary to assure the accuracy of the calculations and information included and that the requirements of the Securitization Law and of this Financing Order have been met. The initial securitized utility tariff charges and the final terms of the securitized utility tariff bonds set forth in the issuance advice letter will become effective on the date of issuance of the securitized utility tariff bonds (which may not occur before the fifth business day after pricing) unless before noon on the fourth business day after the Commission receives the issuance advice letter the Commission issues a disapproval letter directing that the securitized utility tariff bonds as proposed shall not be issued and the basis for that disapproval.

8.             Approval of Tariff. Before the issuance of any securitized utility tariff bonds under this Financing Order, Liberty must file compliance tariff sheets that conform to the tariff provisions in this Financing Order, but with rate elements identified as estimates. With its submission of the issuance advice letter, Liberty shall also submit a compliance tariff sheet, bearing an effective date no earlier than five business days after its submission, containing the rate elements of the securitized utility tariff charge. That compliance tariff sheet shall become effective on the date the securitized utility tariff bonds are issued with no further action of the Commission unless the Commission issues a disapproval letter as described in ordering paragraph 7.

Securitized Utility Tariff Charges

9.             Imposition and Collection. The servicer is authorized to impose on and collect from all existing and future retail customers located within Liberty’s Service Territory as it exists on the date this Financing Order is issued and other entities which, under the terms of this Financing Order or the tariffs approved hereby, are required to bill, pay, or collect securitized utility tariff charges, securitized utility tariff charges in an amount sufficient to provide for the timely recovery of the aggregate periodic payment requirements (including payment of principal and interest on the securitized utility tariff bonds), as approved in this Financing Order. If there is a partial payment of an amount billed, the amount paid must first be allocated first between the indenture trustee and Liberty based on the ratio of the billed amount for the securitized utility tariff charge to the total billed amount, excluding any late fees, and second, any remaining portion of the payment must be allocated to late fees.

10.           BondCo’s Rights and Remedies. Upon the sale by Liberty of the securitized utility tariff property to BondCo, BondCo will have all of the rights and interest of Liberty with respect to the securitized utility tariff property.

11.           Collector of Securitized Utility Tariff Charges. Liberty or any subsequent servicer of the securitized utility tariff bonds shall bill a customer or other entity, which, under the terms of this Financing Order or the tariffs approved hereby, is required to bill or collect securitized utility tariff charges for the securitized utility tariff charges attributable to that customer.

12.           Collection Period. The scheduled final payment of the last tranche of securitized utility tariff bonds may not exceed 13 years; provided that the legal final maturity of the securitized utility tariff bonds may extend to 15 years.

13.           Allocation. Liberty must allocate the securitized utility tariff charges among rate classes in the manner described in this Financing Order.

14.           Nonbypassability. Liberty shall collect and remit the securitized utility tariff charges, in accordance with this Financing Order.

15.           True-Ups. Liberty shall file true-ups of the securitized utility tariff charges as described in this Financing Order.

16.          Ownership Notification. Liberty shall ensure that each retail customer bill that includes the securitized utility tariff charge meets the notification of ownership and separate line item requirements set forth in this Financing Order.

Securitized Utility Tariff Bonds

17.            Issuance. Liberty is authorized to issue one series of securitized utility tariff bonds as specified in this Financing Order. The securitized utility tariff bonds must be denominated in United States Dollars.

18.           Upfront Financing Costs. Liberty may finance upfront financing costs in accordance with the terms of this Financing Order, which provides that the total amount for upfront financing cost, includes (i) underwriters discounts and commissions, (ii) legal costs, (iii) rating agency fees, (iv) United States Securities and Exchange Commission registration fees and (v) any costs of the Commission associated with its responsibilities under the Securitization Law in connection with this Financing Order, and in performing its duties in connection with the issuance advice letter process, including costs of the Finance Team.

19.          Ongoing Financing Costs. Liberty may recover its actual ongoing financing costs through its securitized utility tariff charges set forth in findings of fact for Issue 4 and Appendix B to this Financing Order. The estimated amount of ongoing financing costs is subject to updating in the issuance advice letter to reflect a change in the size of the securitized utility tariff bond issuance and other information available at the time of submission of the issuance advice letter. As provided in ordering paragraph 30, a servicer, other than Liberty or its affiliates, may collect a servicing fee higher than that set forth in Appendix B to this Financing Order, if such higher fee is approved by the Commission and the indenture trustee.

20.          Collateral. All securitized utility tariff property and other collateral must be held and administered by the indenture trustee under the indenture as described in Liberty’s petitions. BondCo must establish a collection account with the indenture trustee as described in finding of fact numbers 214 through 219. Upon payment of the principal amount of all securitized utility tariff bonds authorized in this Financing Order and the discharge of all obligations in respect thereof, all amounts in the collection account, including investment earnings, must be released by the indenture trustee to BondCo for distribution in accordance with ordering paragraph 21.

21.           Distribution Following Repayment. Following repayment of the securitized utility tariff bonds authorized in this Financing Order and release of the funds held by the indenture trustee, the servicer, on behalf of BondCo, must distribute to retail customers, the final balance of the collection account and all subaccounts (other than principal remaining in the capital subaccount), whether such balance is attributable to principal amounts deposited in such subaccounts or to interest thereon, remaining after all other financing costs have been paid. BondCo shall also distribute to retail customers any subsequently collected securitized utility tariff charges.

22.           Funding of Capital Subaccount. The capital contribution by Liberty to be deposited into the capital subaccount shall be funded by Liberty and not from the proceeds of the sale of securitized utility tariff bonds at an amount not less than 0.50% of the original principal amount of the securitized utility tariff bonds. Upon payment of the principal amount of all securitized utility tariff bonds and the discharge of all obligations in respect thereof, all amounts in the capital subaccount will be released to BondCo for payment to Liberty, with any earnings to be accounted for a in a future reconciliation process under Section 393.1700.2(3)(c)k of the Securitization Statute.

23.          Original Issue Discount, Credit Enhancement. Liberty may provide original issue discount or provide for various forms of credit enhancement, including letters of credit, an overcollateralization subaccount or other accounts, surety bonds, and other mechanisms designed to promote the credit quality or marketability of the securitized utility tariff bonds to the extent permitted by and subject to the terms of this Financing Order only if Liberty certifies that such arrangements are reasonably expected to provide benefits greater than their cost and such certifications are agreed with by the Finance Team. Except for a de minimis amount of original issue discount, any decision to use such arrangements to enhance credit or promote marketability must be made in consultation with the Finance Team. Liberty may not enter into an interest rate swap, currency hedge, or interest rate hedging arrangement. This ordering paragraph does not apply to the collection account or its subaccounts approved in this Financing Order.

24.           Recovery Period. The Commission authorizes Liberty to recover the securitized utility tariff costs and financing costs over a period not to exceed 15 years from the date the securitized utility tariff bonds are issued, although this does not prohibit recovery of securitized utility tariff charges for service rendered during the 15-year period but not actually collected until after the 15-year period.

25.           Amortization Schedule. The securitized utility tariff bonds must be structured to provide a securitized utility tariff charge that is based on substantially levelized annual revenue requirements over the expected life of the securitized utility tariff bonds and utilize consistent allocation factors across rate classes, subject to modification in accordance with this Financing Order.

26.           Finance Team Participation in Bond Issuance. The Commission, acting through the Finance Team, may participate with Liberty in discussions regarding the structuring, marketing and pricing of the securitized utility tariff bonds. The Finance Team has the right to provide input to Liberty and collaborate with Liberty in all facets of the structuring, marketing and pricing bond processes, including but not limited to, (1) the underwriter and any other member of the syndicate group size, selection process, participants, allocations and economics; (2) the structure of the bonds; (3) the bonds credit rating agency application; (4) the underwriters’ preparation, marketing and syndication of the bonds; (5) the pricing of the bonds and the certifications provided by Liberty and the underwriters; (6) all associated costs, (including up front and ongoing financing costs), servicing and administrative fees and associated crediting; (7) bond maturities; (8) reporting templates; (9) the amount of any equity contributions; (10) credit enhancements; and (11) the initial calculations of the securitized utility tariff charges. The foregoing and other items may be reviewed during the entire course of the Finance Team’s process. The Finance Team’s review will begin immediately following this Financing Order becoming non-appealable and will continue until the issuance advice letter becomes effective. No member of the Finance Team will have authority to direct how Liberty places the securitized utility tariff bonds to market although they shall be permitted to attend all meetings convened by Liberty, participate in all calls, e-mails, and other communications relating to the structuring, marketing, pricing and issuance of the securitized utility tariff bonds, or to be informed of the contents of such calls, e-mails and communications except such matters as are privileged under law. The Commission retains authority over enforcing the terms of its Financing Order, and the Finance Team may petition the Commission for relief for any actual or threatened violation of the terms of the Financing Order.

27.           Use of BondCo. Liberty shall use BondCo, a bankruptcy-remote special purpose entity as proposed in its petitions, in conjunction with the issuance of the securitized utility tariff bonds authorized under this Financing Order. BondCo must be funded with an amount of capital that is sufficient for BondCo to carry out its intended functions and to avoid the possibility that Liberty would have to extend funds to BondCo in a manner that could jeopardize the bankruptcy remoteness of BondCo.

28.           Not State Obligations. Each securitized utility tariff bonds shall contain on the face thereof a statement that: “Neither the full faith and credit nor the taxing power of the State of Missouri is pledged to the payment of the principal of, or interest on, this bond.”

Servicing

29.           Servicing Agreement. The Commission authorizes Liberty to enter into the servicing agreement with BondCo and to perform the servicing duties approved in this Financing Order. Without limiting the foregoing, in its capacity as initial servicer of the securitized utility tariff property, Liberty is authorized to calculate, bill and collect for the account of BondCo, the securitized utility tariff charges authorized in this Financing Order, as adjusted from time to time to meet the periodic payment requirements as provided in this Financing Order; and to make such filings and take such other actions as are required or permitted by this Financing Order in connection with the periodic true-ups described in this Financing Order. The servicer will be entitled to collect servicing fees in accordance with the provisions of the servicing agreement, provided that, as set forth in Appendix B, the annual servicing fee payable to Liberty while it is serving as servicer (or to any other servicer affiliated with Liberty) must not at any time exceed 0.05% of the original principal amount of the securitized utility tariff bonds. The annual servicing fee payable to any other servicer not affiliated with Liberty must not at any time exceed 0.60% of the original principal amount of the securitized utility tariff bonds unless such higher rate is approved by the Commission under ordering paragraph 31.

30.          Administration Agreement. The Commission authorizes Liberty to enter into an administration agreement with BondCo to provide the services covered by the administration agreements. The fee charged by Liberty as administrator under that agreement may not exceed $50,000 per annum plus reimbursable third-party costs.

31.           Replacement of Liberty as Servicer. Upon the occurrence of a servicer termination event under the servicing agreement, the financing parties may replace Liberty as the servicer in accordance with the terms of the servicing agreement. If the servicing fee of the replacement servicer will exceed the applicable maximum servicing fee specified in ordering paragraph 29, the replacement servicer must not begin providing service until the date the Commission approves the appointment of such replacement servicer. No entity may replace Liberty as the servicer in any of its servicing functions with respect to the securitized utility tariff charges and the securitized utility tariff property authorized by this Financing Order, if the replacement would cause any of the then current credit ratings of the securitized utility tariff bonds to be suspended, withdrawn, or downgraded.

32.           Amendment of Agreements. The parties to the servicing agreement, administration agreement, indenture, and securitized utility tariff property purchase and sale agreement may amend the terms of such agreements; provided that no amendment to any such agreement increases the ongoing financing costs without the approval of the Commission. Any amendment to any such agreement that may have the effect of increasing ongoing financing costs must be provided by BondCo to the Commission along with a statement as to the possible effect of the amendment on the ongoing financing costs.

33.           Collection Terms. The servicer must remit collections of the securitized utility tariff charges to BondCo or the indenture trustee for BondCo’s account in accordance with the terms of the servicing agreement.

34.           Federal Securities Law Requirements. Each other entity responsible for collecting securitized utility tariff charges from retail customers must furnish to BondCo or Liberty or to any successor servicer information and documents necessary to enable BondCo or Liberty or any successor servicer to comply with their respective disclosure and reporting requirements, if any, with respect to the securitized utility tariff bonds under federal securities laws.

Structure of the Securitization

35.           Structure. Liberty shall structure the issuance of the securitized utility tariff bonds and the imposition and collection of the securitized utility tariff charges as set forth in this Financing Order.

Use of Proceeds

36.           Use of Proceeds. Upon the issuance of securitized utility tariff bonds, BondCo shall pay the net proceeds from the sale of the securitized utility tariff bonds (after payment of upfront financing costs) to pay Liberty the purchase price of the securitized utility tariff property. Liberty will apply these net proceeds to recover the qualified extraordinary costs in connection with Winter Storm Uri and the energy transition costs in connection with retiring the Asbury Power Plant in accordance with the terms hereof.

Miscellaneous Provisions

37.           Continuing Issuance Right. In accordance with Section 393.1700.2.(3)(c)n., Liberty has the continuing irrevocable right to cause the issuance of securitized utility tariff bonds in accordance with this Financing Order for a period extending 24 months following the date on which this Financing Order becomes final and no longer subject to any appeal. If, at any time during the effective period of this Financing Order, there is a severe disruption in the financial markets of the United States, the effective period may be extended with the approval of the Finance Team to a date which is not less than 90 days after the date such disruption ends.

38.           Binding on Successors. This Financing Order, together with the securitized utility tariff charges authorized in it, shall be binding on Liberty and any successor to Liberty that provides transmission and distribution service directly to retail customers in Liberty’s Service Territory as it exists on the date of this Financing Order.

39.          Flexibility. Subject to compliance with the requirements of this Financing Order, Liberty and BondCo should be afforded flexibility in establishing the terms and conditions of the securitized utility tariff bonds, including the final structure of BondCo, repayment schedules, term, payment dates, collateral, credit enhancement, required debt service, interest rates, use of original issue discount, and other financing costs.

40.           Effectiveness of Order. This Financing Order will become effective in ten days, given the need to for prompt resolution of any issues regarding this proceeding, as well as to allow Liberty flexibility in accessing the financial markets. Notwithstanding the foregoing, no securitized utility tariff property is created hereunder, and Liberty is not authorized to impose, collect, and receive securitized utility tariff charges until the securitized utility tariff property has been sold to BondCo in conjunction with the issuance of the securitized utility tariff bonds.

41.           Regulatory Approvals. All regulatory approvals within the jurisdiction of the Commission that are necessary for the recovery of the approved securitized utility tariff costs are the subject of the petitions and for all related transactions contemplated in the petitions are granted.

42.          Payment of Commission’s Costs for Professional Services. Liberty shall pay all of the costs of the Commission in connection with the petitions and this Financing Order, including, but not limited to, the Commission’s outside attorneys’ fees and the fees of the Finance Team from the proceeds of the securitized utility tariff bonds on the date of issuance.

43.           Effect. This Financing Order constitutes a legal financing order for Liberty under the Securitization Law. A financing order gives rise to rights, interests, obligations, and duties as expressed in the Securitization Law. It is the Commission’s express intent to give rise to those rights, interests, obligations, and duties by issuing this Financing Order. Liberty and the servicer are directed to take all actions as are required to effectuate the transactions approved in this Financing Order, subject to compliance with the conditions and criteria established in this Financing Order.

44.	This report and order shall become effective on October 2, 2022.

BY THE COMMISSION

/s/ Morris L. Woodruff
Morris L. Woodruff
Secretary

Silvey, Chm., Rupp, Coleman, Holsman, and
Kolkmeyer CC., concur and certify compliance
with the provisions of Section 536.080, RSMo (2016).

Woodruff, Chief Regulatory Law Judge

STATE OF MISSOURI

OFFICE OF THE PUBLIC SERVICE COMMISSION

I have compared the preceding copy with the original on file in this office and I do hereby certify the same to be a true copy therefrom and the whole thereof.

WITNESS my hand and seal of the Public Service Commission, at Jefferson City, Missouri, this 22nd day of September, 2022.

/s/ Morris L. Woodruff
Morris L. Woodruff Secretary

MISSOURI PUBLIC SERVICE COMMISSION

September 22, 2022

File/Case No. EO-2022-0040 and EO-2022-0193

Missouri Public Service	Office of the Public Counsel	Liberty (Empire)
Commission	Marc Poston	Diana C Carter
Staff Counsel Department	200 Madison Street, Suite 650	428 E. Capitol Avenue, Suite 303
200 Madison Street, Suite 800	P.O. Box 2230	Jefferson City, MO 65101
P.O. Box 360	Jefferson City, MO 65102	Diana.Carter@LibertyUtilities.com
Jefferson City, MO 65102	opcservice@opc.mo.gov
staffcounselservice@psc.mo.gov

Liberty (Empire)	Liberty (Empire)	Midwest Energy Consumers
Dean L Cooper	Sarah Knowlton	Group
312 East Capitol	116 North Main Street	Tim Opitz
P.O. Box 456	Concord, NH 03301	308 E. High Street, Suite B101
Jefferson City, MO 65102	sarah.knowlton@libertyutilities.com	Jefferson City, MO 65101
dcooper@brydonlaw.com		tim.opitz@opitzlawfirm.com

Midwest Energy Consumers	Missouri Public Service	Renew Missouri
Group	Commission	Alissa Greenwald
David Woodsmall	Curtis Stokes	P.O. Box 413071
1650 Des Peres Road, Suite 303	200 Madison Street, Suite 800	Kansas City, MO 64141
Des Peres, MO 63131	P.O. Box 360	alissa@renewmo.org
dwoodsmall@cswrgroup.com	Jefferson City, MO 65102
curtis.stokes@psc.mo.gov

Renew Missouri

Andrew J Linhares

3115 S. Grand Ave

Suite 600

St. Louis, MO 63118

Andrew@renewmo.org

Enclosed find a certified copy of an Order or Notice issued in the above-referenced matter(s).

Sincerely,

/s/ Morris L. Woodruff
Morris L. Woodruff
Secretary

Recipients listed above with a valid e-mail address will receive electronic service. Recipients without a valid e-mail address will receive paper service.